Ultimus Managers Trust

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

October 4, 2022

FILED VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Response to Staff’s Comments on Form N-14 for Ultimus Managers Trust (CIK#: 0001545440) (the “Trust”), on behalf of its new series, the Westwood Salient Global Real Estate Fund, Westwood Salient Select Income Fund, Westwood Broadmark Tactical Growth Fund, Westwood Salient MLP & Energy Infrastructure Fund, and Westwood Broadmark Tactical Plus Fund (each a “New Fund” and collectively, the “New Funds”) (File No. 333-267251)

Ladies and Gentlemen:

Set forth below is a summary of oral comments provided on September 19, 2022, by Mr. David Manion of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and on September 27, 2022, by Mr. Raymond Be of the Staff, in connection with the Trust’s Form N-14 - Registration statement for open-end investment company (business combinations) filed on September 2, 2022 concerning the business combination of the Salient Global Real Estate Fund, Salient Select Income Fund, and Salient Tactical Growth Fund, each a series of Forward Funds (CIK #0000889188) and Salient MLP & Energy Infrastructure Fund and Salient Tactical Plus Fund (along with the Salient Global Real Estate Fund, Salient Select Income Fund, and Salient Tactical Growth Fund, each an “Existing Fund” and collectively, the “Existing Funds”), each a series of Salient MF Trust (CIK #0001535174) with the New Funds. For your convenience, a summary of the Staff’s comments is set forth below, along with the Trust’s responses to such comments.

Accounting Comments:

1.	Please ensure that all items incorporated by reference in the proxy statement contain hyperlinks to the corresponding document.

Response: The Trust will ensure that all items incorporated by reference in the proxy statement contain hyperlinks to the corresponding document.

2.	Please update the Existing Funds’ fee tables to reflect the most recent fees and expenses of the Existing Funds as provided in the Existing Funds’ semi-annual reports for the period ended June 30, 2022.

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Response: The Trust will revise the Existing Funds’ fees tables, as marked in Appendix A, attached hereto.

3.	At pages 98-100, in the Examples, please provide the New Funds’ 5 and 10 year figures.

Response: The Trust will provide these figures.

4.	At pages 98-100, in the Examples, please consider removing entries designated “no redemption” where the costs of investing in a fund would be the same regardless of whether or not a shareholder redeems their shares.

Response: The New Funds and the Existing Funds provide in their respective prospectuses separate examples of the costs of investing in the funds if shareholders redeem their shares and if shareholders do not redeem their shares. To maintain consistency with these prospectuses and allow shareholders to easily compare the costs of investing in the New Funds and the Existing Funds, the Trust believes it is appropriate to keep the entries designated “no redemption.” The Trust will consider, however, removing these entries in the New Funds’ prospectuses going forward.

5.	At pages 154-155, please provide the anticipated net asset value and amount of shares outstanding of the New Funds immediately following the Reorganization. If it is anticipated that immediately following the Reorganizations the New Funds will have the same net asset value and amount of shares outstanding that the Existing Funds had immediately before the Reorganizations, please provide this disclosure.

Response: The Trust will add the following footnote at the end of the capitalization table:

“Prior to the proposed Reorganization, the New Funds are not expected to have any assets. Immediately following the proposed Reorganization, it is anticipated that each New Fund will have the same NAV and amount of shares outstanding as its corresponding Existing Fund had immediately prior to the Reorganization.”

6.	At page 234, in the section titled “Pro Forma Financial Information,” if applicable please provide a statement to the effect that there is no difference between the accounting evaluation and tax policy between the New Funds and the Existing Funds.

Response: The Trust will add the following sentence as the last sentence of the first paragraph in the “Pro Forma Financial Information” section:

“There are no material differences in the accounting, valuation and tax policies of the New Funds and the Existing Funds.”

7.	Please attach the consent of the independent public accounting firm to a pre-effective amendment to the N-14.

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Response: The Trust will attach the consent of the independent public accounting firm as requested.

Legal and Regulatory Comments:

1.	At pages 1 and 4, please redraft the sentence describing the special meeting in plain English.

Response: The Trust will revise the subject sentence on page 1 as marked below:

“A combined special meeting of shareholders of the following funds has been scheduled to be held on November 4, 2022 at 10:00 a.m. Central Time, at the principal office of the Existing Funds (as defined below), located at 4265 San Felipe, 8th Floor, Houston, Texas 77027 (the “Special Meeting”):

•	Salient Global Real Estate Fund, Salient Select Income Fund, and Salient Tactical Growth Fund, each a series of Forward Funds, and

•	Salient MLP & Energy Infrastructure Fund and Salient Tactical Plus Fund (along with the Salient Global Real Estate Fund, Salient Select Income Fund, and Salient Tactical Growth Fund, each an “Existing Fund” and collectively, the “Existing Funds”), each a series of Salient MF Trust (together with Forward Funds, the “Trusts”)~~. has been scheduled to be held on [October 28, 2022], at 10:00 a.m., Eastern Time at~~.

At the ~~offices of Ultimus Fund Solutions, LLC, located at 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246 (the “~~Special Meeting~~”),~~ shareholders will be asked to consider an Agreement and Plan of Reorganization (the “Plan”) by and among the following parties:

•        the Trusts, on behalf of their respective Existing Funds;

•	Ultimus Managers Trust (“UMT”), on behalf of the Westwood Salient Global Real Estate Fund, Westwood Salient Select Income Fund, Westwood Broadmark Tactical Growth Fund, Westwood Salient MLP & Energy Infrastructure Fund, and Westwood Broadmark Tactical Plus Fund (each a “New Fund” and collectively, the “New Funds”)~~,~~ ;

•	Forward Management, LLC d/b/a Salient (“Salient Management”), investment advisor to certain Existing Funds as set forth below;

•	Salient Capital Advisors, LLC (“Salient Capital”), investment advisor to a certain Existing Fund as set forth below;
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•	Salient Advisors, L.P. (“Salient Advisors”), investment advisor to a certain Existing Fund and New Fund as set forth below;

•	Broadmark Asset Management, LLC (“Broadmark”) investment sub-advisor to certain Existing Funds and New Funds as set forth below; and

•	Westwood Management Corp. (“Westwood”), investment advisor to certain New Funds as set forth below.”

The Trust will revise the subject sentence on page 4 as marked below:

“NOTICE IS HEREBY GIVEN that a special combined meeting of shareholders (the “Special Meeting”) of the following funds will be held on November 4, 2022, at 10:00 a.m. Central Time, at the principal office of the Existing Funds (as defined below), located at 4265 San Felipe, 8th Floor, Houston, Texas 77027:

•	Salient Global Real Estate Fund, Salient Select Income Fund, and Salient Tactical Growth Fund, each a series of Forward Funds, established under Delaware law as a Delaware statutory trust; and

•	Salient MLP & Energy Infrastructure Fund and Salient Tactical Plus Fund (along with the Salient Global Real Estate Fund, Salient Select Income Fund, and Salient Tactical Growth Fund, each an “Existing Fund” and collectively, the “Existing Funds”), each a series of Salient MF Trust (together with Forward Funds, the “Trusts”), established under Delaware law as a Delaware statutory trust~~, will be held on [October 28, 2022], at 10:00 a.m., Eastern Time at the offices of Ultimus Fund Solutions, LLC, located at 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246.~~ .

The Special Meeting is being held to consider (A) approval of an Agreement and Plan of Reorganization (the “Plan”) by and among the ~~Trusts, on behalf of the Existing Funds;~~ following parties:

•	the Trusts, on behalf of the Existing Funds;

•	Ultimus Managers Trust (“UMT”), on behalf of the Westwood Salient Global Real Estate Fund, Westwood Salient Select Income Fund, Westwood Broadmark Tactical Growth Fund, Westwood Salient MLP & Energy Infrastructure Fund, and Westwood Broadmark Tactical Plus Fund (each a “New Fund” and collectively, the “New Funds”);

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•	Forward Management, LLC d/b/a Salient (“Salient Management”), investment advisor to the Salient Global Real Estate Fund, Salient Select Income Fund, and Salient Tactical Growth Fund;

•	Salient Capital Advisors, LLC (“Salient Capital”), investment advisor to the Salient MLP & Energy Infrastructure Fund;

•	Salient Advisors, L.P. (“Salient Advisors”), investment advisor to the Salient Tactical Plus Fund and Westwood Broadmark Tactical Plus Fund;

•	Broadmark Asset Management, LLC (“Broadmark”) investment sub-advisor to the Salient Tactical Growth Fund, Salient Tactical Plus Fund, Westwood Broadmark Tactical Growth Fund, and Westwood Broadmark Tactical Plus Fund; and

•	Westwood Management Corp. (“Westwood”), investment advisor to the Westwood Salient Global Real Estate Fund, Westwood Salient Select Income Fund, Westwood Broadmark Tactical Growth Fund, and Westwood Salient MLP & Energy Infrastructure Fund~~; pursuant to which~~ .

The Plan provides that each Existing Fund will . . . “

2.	At page 8, Questions and Answers (Q&A) #2, please briefly state what, if any, changes are being made to the New Funds’ management fees.

Response: The Trust have revised the paragraph following the table in Q&A #2 as marked below:

“Each New Fund and the corresponding Existing Fund have the same investment objective, substantially similar fundamental investment policies and principal investment strategies, and similar risks. ~~Further~~ In addition, it is expected that each New Fund will be managed by the same portfolio manager(s) that currently manage the corresponding Existing Funds. Further, the contractual management fee rate for each New Fund is anticipated to be lower than the contractual management fee rate for the corresponding Existing Fund as described in Question and Answer #5 below.”

3.	At page 9, Q&A #5, following the management fees table, please provide in a footnote the breakpoint at which investors would pay more in management fees under the Westwood Broadmark Tactical Growth Fund’s management fee structure than the Salient Tactical Growth Fund’s management fee structure.

Response: The Trust will add the following footnote after the table:

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“Note: The break point above which a shareholder would pay more in management fees under the management fee structure for the New Fund than the management fee structure for the Existing Fund is $2 billion in fund assets.”

4.	Please supplementally indicate the current asset size of the Salient Tactical Growth Fund.

Response: The Salient Tactical Growth Fund’s assets as of September 22, 2022 were $282,182,313.20.

5.	At appropriate locations, please discuss the differences between the New Funds’ investment advisory agreements and the Existing Funds’ investment advisory agreements. If the differences are material, please describe the differences in a table. Please also disclose that in approving the Reorganization the shareholders will be approving the New Funds’ investment advisory agreements.

Response: The Trust will add the following disclosures in Q&A #2:

“Each New Fund will have a new investment advisory agreement and sub-advisory agreement, as applicable, with Westwood, Salient Advisors, and/or Broadmark as described above. While these agreements are not materially different from the Existing Funds’ investment advisory agreements and sub-advisory agreements, the agreements do differ in the parties to the agreements, the term of effectiveness, the governing law, and management fee rates as described in more detail in the “SYNOPSIS - Comparison of the Existing Funds and the New Funds – General” in this Combined Proxy Statement/Prospectus. Notwithstanding, Westwood, Salient Advisors, and Broadmark, as applicable, intend to manage the New Funds in a manner substantially similar to the corresponding Existing Funds. By approving the Reorganization, shareholders will be approving the new investment advisory agreements and sub-advisory agreements, as applicable.”

Additionally, the Trust will add the following disclosure in the “SYNOPSIS-Comparison of the Existing Funds and the New Funds - General”:

“Further, the contractual management fee rate for each New Fund is anticipated to be lower than the contractual management fee rate for the corresponding Existing Fund as described in more detail below.

Each New Fund will have a new investment advisory agreement and sub-advisory agreement, as applicable, with Westwood, Salient Advisors, and/or Broadmark as described above. While these agreements are not materially different from the Existing Funds’ investment advisory agreements and sub-advisory agreements, the agreements do differ in the:

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•	parties to the agreements (as described above);

•	term of effectiveness – the investment advisory agreements and sub-advisory agreements for the New Funds will be for an initial two year term, while the investment advisory agreements and sub-advisory agreements for the Existing Funds are currently year to year;

•	governing law – the investment advisory agreements and sub-advisory agreements for the New Funds are governed under Ohio law, while the investment advisory agreements and sub-advisory agreement for the Forward Funds are governed under California law and the investment advisory agreements and sub-advisory agreement for the Salient MF Trust are governed under Delaware law; and

•	management fee rates (as described in “Investment Advisory Services and Portfolio Manager – Investment Advisory Services” below).

Notwithstanding the foregoing, Westwood, Salient Advisors, and Broadmark, as applicable, intend to manage the New Funds in a manner substantially similar to the corresponding Existing Funds. By approving the Reorganization, shareholders will be approving the new investment advisory agreements and sub-advisory agreements, as applicable.”

6.	In the Principal Risk Factors chart beginning on page 41, in the column marked “Differences”, please revise the disclosure in the column to more clearly address the material differences between the New Funds’ principal risk factors and the Existing Funds’ principal risk factors, including why a New Fund removed a principal risk factor included by it corresponding Existing Fund.

Response: The Trust will revise the “Differences” column, as marked in Appendix B, attached hereto.

7.	In the Fee tables for certain New Funds it indicates a CDSC will be imposed if shares are redeemed within 18 months when their corresponding Existing Fund indicates a CDSC will be imposed if shares are redeemed within 12 months. Please supplementally explain why the CDSC time limit is being changed from 12 months to 18 months and how it relates to the fund’s costs.

Response: The New Funds decided to change the time period of the imposition of the CDSC in connection with a general restructuring of the Existing Funds’ sales charge structure and to create uniformity across the New Funds. For example, the series of the Existing Funds in Forward Funds (Salient Global Real Estate Fund, Salient Select Income Fund and Salient Tactical Growth Fund) impose (i) front end-sales charges on Class A shares that are higher than the corresponding A Class Shares of the New Funds; (ii) front-end sales charges on investments up to $1,000,000 when the corresponding New Funds

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impose front-end sales charges on investments up to $250,000; and (iii) a CDSC if shares are redeemed in 18 months of purchase, similar to the time period of the corresponding New Funds. The series of the New Funds in Salient MF Trust (Salient MLP & Energy Infrastructure Fund and Salient Tactical Plus Fund) impose (i) front end-sales charges on Class A shares that are higher than the corresponding A Class Shares of the New Funds; (ii) front-end sales charges on investments up to $1,000,000 when the corresponding New Funds impose front-end sales charges on investments up to $250,000 and (iii) a CDSC if shares are redeemed in 12 months of purchase. While the CDSC holding period is shorter for the series of the Salient MF Trust than their corresponding New Funds, the Trust believes that overall the New Funds’ sales charge fee structure is more favorable to shareholders and the New Funds than the Existing Funds’ sales charge fee structure. In addition, Class A shares of the Existing Funds that are exchange for A Class Shares of the New Funds in connection with the Reorganization will still have the CDSC imposed for only 12 months, as the CDSC will only apply to A Class Shares of the New Funds acquired in connection with the Reorganization that are redeemed within 12 months of purchase. Further, the sales charge fee structure for each share class of the New Funds is uniform across the same share class of all the New Funds, thus making it easier for shareholders to understand the sale charge fee structure.

8.	At page 120, please revise the second paragraph in the section titled “Additional Fund Policies” to reflect the new derivative rule (Rule 18f-4 of the Investment Company Act of 1940).

Response: The Trust will revise the subject paragraph as marked below:

“For purposes of the Westwood Salient Global Real Estate Fund’s, the Westwood Salient Income Fund’s, and the Westwood Broadmark Tactical Growth Fund’s policy with respect to issuing senior securities or borrowing money under Fundamental Investment Restriction 3 above, the entering into of options, short sales, futures, forwards and other investment techniques or derivatives contracts, and collateral and margin arrangements with respect to such transactions, is not deemed to include the borrowing or the issuance of senior securities provided such transactions are ~~“covered” in accordance with procedures established by the Board of Trustees and applicable regulatory guidance~~ in compliance with the provisions of the 1940 Act applicable to the issuance of senior securities or borrowing money.”

9.	At page 157, in the section titled “Can shareholders submit proposals for a future shareholder meeting?,” please indicate whether or not the New Funds’ shareholders can submit proposals for a future shareholder meeting.

Response: The Trust will revise the subject section as marked below:

“ Existing Funds

The Existing Funds are not required to, and do not, hold annual meetings. Nonetheless, the Board of Trustees of an Existing Fund may call a special meeting of shareholders

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for action by shareholder vote as may be required by the 1940 Act or as required or permitted by the Declaration of Trust and By-Laws of the Trust. Shareholders of the Existing Funds who wish to present a proposal for action at a future meeting should submit a written proposal to the Trust for inclusion in a future proxy statement. Submission of a proposal does not necessarily mean that such proposal will be included in the Existing Fund’s proxy statement since inclusion in the proxy statement is subject to compliance with certain federal regulations. Shareholders retain the right to request that a meeting of the shareholders be held for the purpose of considering matters requiring shareholder approval.

New Funds

As an Ohio business trust, UMT does not intend to, and is not required to hold annual meetings of shareholders, except under certain limited circumstances. The UMT Board does not believe a formal process for shareholders to send proposal communications to the UMT Board is appropriate due to the infrequency of shareholder communications to the UMT Board. Under the proxy rules of the SEC, shareholder proposals may, under certain conditions, be included in UMT’s proxy statement and proxy for a particular meeting. Under these rules, proposals submitted for inclusion in UMT’s proxy materials must be received by UMT within a reasonable time before the solicitation is made. The fact that UMT receives a shareholder proposal in a timely manner does not insure its inclusion in its proxy materials, because there are other requirements in the proxy rules relating to such inclusion. Annual meetings of shareholders of the New Funds are not required as long as there is no particular requirement under the 1940 Act, which must be met by convening such a shareholder meeting.”

10.	At page 233, please revise the description of the documents incorporated by reference in the bullet points to reference the name of trust instead of just the name of the funds.

Response: The Trust have revised the subject section as marked below:

“Further information about each Existing Fund is contained in the following documents, which are incorporated herein by reference:

•	the Prospectuses and SAI of Forward Funds for the Salient Global Real Estate Fund, Salient Select Income Fund, and Salient Tactical Growth Fund~~,~~ (collectively, the “FF Funds”), dated May 1, 2022, are incorporated by reference to Post-Effective Amendment No. 134 to the Existing Fund’s Registration Statement on Form N-1A (File Nos. 033-48940 and 811-06722), filed with the SEC on April 29, 2022, and supplemented on June 27, 2022;

•	the Prospectuses and SAI of the Salient MF Trust for the Salient MLP & Energy Infrastructure Fund and Salient Tactical Plus Fund~~,~~ (collectively the “SMF Funds”), dated May 1, 2022, are incorporated by reference to Post-Effective Amendment No. 32 to the Existing Fund’s Registration Statement on Form N-1A (File Nos. 333-180225
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and 811-22678), filed with the SEC on April 29, 2022, and supplemented on June 27, 2022;

•	the report of KPMG LLP, the Independent Registered Public Accounting Firm, for and audited financial statements of the ~~Salient Global Real Estate Fund, Salient Select Income Fund, and Salient Tactical Growth Fund~~ FF Funds is incorporated by reference to the Annual Report to Shareholders of the ~~Salient Global Real Estate Fund, Salient Select Income Fund, and Salient Tactical Growth Fund~~ FF Funds for its fiscal year ended December 31, 2021, filed on Form N-CSR (File No. 811-06722) with the SEC on March 4, 2022;

•	the report of KPMG LLP, the Independent Registered Public Accounting Firm, for and audited financial statements of the ~~Salient MLP & Energy Infrastructure Fund and Salient Tactical Plus Fund~~ SMF Funds is incorporated by reference to the Annual Report to Shareholders of the ~~Salient MLP & Energy Infrastructure Fund and Salient Tactical Plus Fund~~ SMF Funds for its fiscal year ended December 31, 2021, filed on Form N-CSR (File No. 811-22678) with the SEC on March 4, 2022;

•	the Semi-Annual Report to Shareholders of the FF Funds for the period from January 1, 2022 to June 30, 2022, filed on Form N-CSRS (File No. 811-06722) ~~to be filed~~ with the SEC on September 6, 2022; and

•	the Semi-Annual Report to Shareholders of the SMF Funds for the period from January 1, 2022 to June 30, 2022, filed on Form N-CSRS (File No. 811-22678) ~~to be filed~~ with the SEC on September 6, 2022.”

Thank you for your comments. Please contact me at 513.326.3557 if you have any questions.

Sincerely,

/s/ Khimmara Greer

Khimmara Greer

Secretary of the Trust

cc: David James at Ultimus Fund Solutions

Thomas W. Steed III, Esq. at Kilpatrick Townsend & Stockton, LLP

Skyler Shields, Esq. at Kilpatrick Townsend & Stockton LLP

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Appendix A

Fees and Expenses

Westwood Salient Global Real Estate Fund

The table~~s~~ below describes the fees and expenses that you pay if you buy, hold and sell shares of the Existing Fund (Salient Global Real Estate Fund) and the pro forma fees and expenses that you will pay if you buy, hold and sell shares of the New Fund after giving effect to the Reorganization. You may be required to pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below. You may qualify for sales charge discounts on A Class Shares of the New Fund if you and your family invest, or agree to invest in the future, at least $50,000 in the New Fund. You may qualify for sales charge discounts on Class A shares of the Existing Fund if you and your family invest, or agree to invest in the future, at least $25,000 in one or more of the Existing Funds. This amount may vary depending on the Existing Fund in which you invest. More information about these and other discounts is available from your financial professional and in the “Purchasing, Selling and Exchanging Shares” section of the New Fund’s prospectus and “Additional Services and Programs” section of the New Fund’s statement of additional information (“SAI”) with respect to the New Fund, and in the “Purchasing Shares” section of the Existing Fund’s prospectus and “Additional Services and Programs” section of the Existing Fund’s SAI with respect to the Existing Fund.

	Existing Fund				New Fund
Shareholder Fees (Fees Paid Directly From Your Investment)
	Class A	Class C	Investor Class*	Institutional Class	Institutional Shares	A Class Shares	C Class Shares
Maximum Sales Charge (load) on purchases (as a percentage of offering price)	5.75%	None	None	None	None	3.00%	None
Maximum Deferred Sales Charge (load) (as a percentage of the lesser of original purchase price or redemption proceeds)^	None	1.00%(1)	None	None	None	None(2)	1.00%(3)
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%	1.00%	1.00%	1.00%	0.95%	0.95%	0.95%
Distribution (12b-1) Fees	0.25%	0.75%	0.25%	N/A	N/A	0.25%	0.75%
Other Expenses(4)(5)	~~1.12~~1.24%	~~1.17~~1.30%	~~1.07~~1.20%	~~0.97~~1.09%
Administrative Services Plan Fees					0.05%	0.20%	0.25%
Other Operating Expenses					0.48%	0.48%	0.48%
Total Annual Fund Operating Expenses	~~2.37~~2.49%	~~2.92~~3.05%	~~2.32~~2.45%	~~1.97~~2.09%	1.48%	1.88%	2.43%
Fee Waiver and/or Expense Reimbursements	(~~0.82~~0.94)%(6)	(~~0.82~~0.95)%(6)	(~~0.82~~0.95)%(6)	(~~0.82~~0.94)%(6)	(0.38)%	(0.38)%	(0.38)%
Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements	1.55%	2.10%	1.50%	1.15%	1.10%	1.50%	2.05%

*Investor Class shares of the Existing Fund will be exchanged for A Class Shares of the New Fund, however, as described in the “Sales Charges” section below, the front-end sales charge will be waived on Investor Class shares of the Existing Fund exchanged for A Class Shares in connection with the Reorganization.

(1)	Class C shares of the Existing Fund may be subject to a 1.00% Contingent Deferred Sales Charge (“CDSC”) if shares of the Existing Fund are held less than 1 year.
(2)	A Class Shares purchases of the New Fund of $250,000 or more may be subject to a 1.00% CDSC if redeemed within 18 months of purchase.
(3)	C Class Shares of the New Fund may be subject to a 1.00% CDSC if shares of the New Fund are redeemed within 12 months of purchase.
(4)	“Other Expenses” are based on estimated amounts for the current fiscal year.
(5)	The Existing Fund does not itemize “Other Expenses.” “Other Expenses” include expenses related specifically to each class, such as shareholder services fees.
(6)	The Existing Fund’s investment advisor, Salient Management, is contractually obligated to waive 0.25% of the Existing Fund’s management fee so that until April 30, 2023 the Existing Fund’s management fee will be 0.75%. Additionally, the Existing Fund’s investment advisor is contractually obligated until April 30, 2023 to limit the Existing Fund’s operating expenses (exclusive of brokerage costs, interest, taxes, dividends, acquired fund fees and expenses, and extraordinary expenses) for Class A, Class C, Investor Class, and Institutional Class shares to an annual rate (as a percentage of the Existing Fund’s average daily net assets) of 1.55%, 2.10%, 1.50%, and 1.15% respectively. Each of the management fee waiver and the expense limitation arrangement may not be terminated by the Existing Fund’s investment advisor prior to such date under any circumstances and may only be modified or terminated by a majority vote of the Independent Trustees of Forward Funds. Under the expense limitation agreement, the Existing Fund’s investment advisor is permitted to recoup expenses attributable to the Existing Fund or a Class thereof that the investment advisor has borne (whether through a further reduction of its management fee or otherwise) in later periods to the extent that the expenses for a Class of shares fall below the annual rate in effect at the time of the actual waiver/reimbursement. Under the expense limitation agreement, the Existing Fund is not obligated to reimburse such
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expenses beyond three years from the end of the fiscal year in which the investment advisor waived a fee or reimbursed an expense. Any such recoupment by the investment advisor will not cause a class to exceed the annual limitation rate in effect at the time of the actual waiver/reimbursement or at the date of the recoupment.

(7)	The New Fund’s investment advisor, Westwood, is contractually obligated to waive 0.25% of the New Fund’s management fee so that until April 30, 2024 the New Fund’s management fee will be 0.70%. Additionally, Westwood has contractually agreed to reduce fees and reimburse expenses in order to keep Total Annual Fund Operating Expenses (excluding interest, taxes, brokerage commissions, borrowing expenses such as dividend and interest expenses on securities sold short, Acquired Fund fees and expenses, costs to organize the New Fund, other expenditures which are capitalized in accordance with generally accepted accounting principles, and extraordinary expenses (collectively, “excluded expenses”)) from exceeding 1.10% of the New Fund’s Institutional Shares’ average daily net assets, 1.50% of the New Fund’s A Class Shares’ average daily net assets, and 2.05% of the New Fund’s C Class Shares’ average daily net assets, until April 30, 2024. In addition, Westwood may receive from the New Fund the difference between the Total Annual Fund Operating Expenses (not including excluded expenses) and the expense cap to recoup all or a portion of its prior fee reductions or expense reimbursements made during the rolling three-year period preceding the date of the recoupment if at any point Total Annual Fund Operating Expenses (not including excluded expenses) are below the expense cap (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment. This fee waiver and expense reimbursement agreement may be terminated: (i) by the UMT Board, for any reason at any time; or (ii) by Westwood, upon ninety (90) days’ prior written notice to UMT, effective as of the close of business on April 30, 2024. This fee waiver and expense reimbursement agreement will terminate automatically if the New Fund’s investment advisory agreement with Westwood is terminated.

^ The title of this item for the Existing Fund is “Maximum Deferred Sales Charge for shares held less than 1 year (as a percentage of the lesser of original purchase price or redemption proceeds).”

Westwood Salient Select Income Fund

The table~~s~~ below describes the fees and expenses you may pay if you buy, hold, and sell shares of the Existing Fund (Salient Select Income Fund) and the pro forma fees and expenses that you will pay if you buy, hold and sell shares of the New Fund after giving effect to the Reorganization. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and Examples below. You may qualify for sales charge discounts on A Class Shares of the New Fund if you and your family invest, or agree to invest in the future, at least $50,000 in the New Fund. You may qualify for sales charge discounts on Class A shares of the Existing Fund if you and your family invest, or agree to invest in the future, at least $25,000 in one or more of the Existing Funds. This amount may vary depending on the Existing Fund in which you invest. More information about these and other discounts is available from your financial professional and in the “Purchasing, Selling and Exchanging Shares” section of the New Fund’s prospectus and “Additional Services and Programs” section of the New Fund’s SAI with respect to the New Fund, and in the “Purchasing Shares” section of the Existing Fund’s prospectus and “Additional Services and Programs” section of the Existing Fund’s SAI.

	Existing Fund				New Fund
Shareholder Fees (Fees Paid Directly From Your Investment)
	Class A	Class C	Investor Class*	Institutional Class	Institutional Shares	A Class Shares	C Class Shares
Maximum Sales Charge (load) on purchases (as a percentage of offering price)	5.75%	None	None	None	None	3.00%	None
Maximum Deferred Sales Charge (load) (as a percentage of the lesser of original purchase price or redemption proceeds)^	None	1.00%(1)	None	None	None	None(2)	1.00%(3)
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%	1.00%	1.00%	1.00%	0.95%	0.95%	0.95%
Distribution (12b-1) Fees	0.25%	0.75%	0.25%	N/A	N/A	0.25%	0.75%
Other Expenses(4)(5)	~~0.52~~0.63%	~~0.57~~0.69%	~~0.47~~0.58%	~~0.37~~0.48%
Administrative Services Plan Fees					0.05%	0.20%	0.25%
Other Operating Expenses					0.12%	0.12%	0.12%
Interest Expense on Borrowing	0.05%	0.05%	0.05%	0.05%	0.05%	0.05%	0.05%
Total Annual Fund Operating Expenses	~~1.82~~1.93%	~~2.37~~2.49%	~~1.77~~1.88%	~~1.42~~1.53%	1.17%	1.57%	2.12%
Fee Waiver and/or Expense Reimbursements	(~~0.27~~0.38)%(6)	(~~0.27~~0.39)%(6)	(~~0.27~~0.38)%(6)	(~~0.27~~0.38)%(6)	(0.25)%(7)	(0.25)%(7)	(0.25)%(7)
12

Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements	1.55%	2.10%	1.50%	1.15%	0.92%	1.32%	1.87%

*Investor Class shares of the Existing Fund will be exchanged for A Class Shares of the New Fund, however, as described in the “Sales Charges” section below, the front-end sales charge will be waived on Investor Class shares of the Existing Fund exchanged for A Class Shares in connection with the Reorganization.

(1)	Class C shares of the Existing Fund may be subject to a 1.00% CDSC if shares of the Existing Fund are held less than 1 year.
(2)	A Class Shares purchases of the New Fund of $250,000 or more may be subject to a 1.00% CDSC if redeemed within 18 months of purchase.
(3)	C Class Shares of the New Fund may be subject to a 1.00% CDSC if shares of the New Fund are redeemed within 12 months of purchase.
(4)	“Other Expenses” are based on estimated amounts for the current fiscal year.
(5)	The Existing Fund does not itemize “Other Expenses.” “Other Expenses” include expenses related specifically to each class, such as shareholder services fees
(6)	The Existing Fund’s investment advisor, Salient Management, is contractually obligated to waive 0.25% of the Existing Fund’s management fee so that until April 30, 2023 the Existing Fund’s management fee will be 0.75%. Additionally, the Existing Fund’s investment advisor is contractually obligated until April 30, 2023 to limit the Existing Fund’s operating expenses (exclusive of brokerage costs, interest, taxes, dividends, acquired fund fees and expenses, and extraordinary expenses) for Class A, Class C, Investor Class, and Institutional Class shares to an annual rate (as a percentage of the Existing Fund’s average daily net assets) of 1.55%, 2.10%, 1.50%, and 1.15% respectively. Each of the management fee waiver and the expense limitation arrangement may not be terminated by the Existing Fund’s investment advisor prior to such date under any circumstances and may only be modified or terminated by a majority vote of the Independent Trustees of Forward Funds. Under the expense limitation agreement, the Existing Fund’s investment advisor is permitted to recoup expenses attributable to the Existing Fund or a Class thereof that the investment advisor has borne (whether through a further reduction of its management fee or otherwise) in later periods to the extent that the expenses for a Class of shares fall below the annual rate in effect at the time of the actual waiver/reimbursement. Under the expense limitation agreement, the Existing Fund is not obligated to reimburse such expenses beyond three years from the end of the fiscal year in which the investment advisor waived a fee or reimbursed an expense. Any such recoupment by the investment advisor will not cause a class to exceed the annual limitation rate in effect at the time of the actual waiver/reimbursement or at the date of the recoupment.
(7)	The New Fund’s investment advisor, Westwood, is contractually obligated to waive 0.25% of the New Fund’s management fee so that until April 30, 2024 the New Fund’s management fee will be 0.70%. Additionally, Westwood has contractually agreed to reduce fees and reimburse expenses in order to keep Total Annual Fund Operating Expenses (excluding interest, taxes, brokerage commissions, borrowing expenses such as dividend and interest expenses on securities sold short, Acquired Fund fees and expenses, costs to organize the New Fund, other expenditures which are capitalized in accordance with generally accepted accounting principles, and extraordinary expenses (collectively, “excluded expenses”)) from exceeding 1.10% of the New Fund’s Institutional Shares’ average daily net assets, 1.50% of the New Fund’s A Class Shares’ average daily net assets, and 2.05% of the New Fund’s C Class Shares’ average daily net assets, until April 30, 2024. In addition, Westwood may receive from the New Fund the difference between the Total Annual Fund Operating Expenses (not including excluded expenses) and the expense cap to recoup all or a portion of its prior fee reductions or expense reimbursements made during the rolling three-year period preceding the date of the recoupment if at any point Total Annual Fund Operating Expenses (not including excluded expenses) are below the expense cap (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment. This fee waiver and expense reimbursement agreement may be terminated: (i) by the UMT Board, for any reason at any time; or (ii) by Westwood, upon ninety (90) days’ prior written notice to UMT, effective as of the close of business on April 30, 2024. This fee waiver and expense reimbursement agreement will terminate automatically if the New Fund’s investment advisory agreement with Westwood is terminated.

^ The title of this item for the Existing Fund is “Maximum Deferred Sales Charge for shares held less than 1 year (as a percentage of the lesser of original purchase price or redemption proceeds).”

Westwood Broadmark Tactical Growth Fund

The table~~s~~ below describes the fees and expenses you may pay if you buy, hold, and sell shares of the Existing Fund (Salient Tactical Growth Fund) and the pro forma fees and expenses that you will pay if you buy, hold and sell shares of the New Fund after giving effect to the Reorganization. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and Examples below. You may qualify for sales charge discounts on A Class Shares of the New Fund if you and your family invest, or agree to invest in the future, at least $50,000 in the New Fund. You may qualify for sales charge discounts on Class A shares of the Existing Fund if you and your family invest, or agree to invest in the future, at least $25,000 in one or more of the Existing Funds. This amount may vary depending on the Existing Fund in which you invest. More information about these and other discounts is available from your financial professional and in the “Purchasing, Selling and Exchanging Shares” section of the New Fund’s prospectus and “Additional Services and Programs” section of the New Fund’s SAI with respect to the New Fund, and in the “Purchasing Shares” section of the Existing Fund’s prospectus and “Additional Services and Programs” section of the Existing Fund’s SAI.

	Existing Fund				New Fund
Shareholder Fees (Fees Paid Directly From Your Investment)
	Class A	Class C	Investor Class*	Institutional Class	Institutional Shares	A Class Shares	C Class Shares
Maximum Sales Charge (load) on purchases (as a percentage of offering price)	5.75%	None	None	None	None	3.00%	None
13

Maximum Deferred Sales Charge (load) (as a percentage of the lesser of original purchase price or redemption proceeds)^	None	1.00%(1)	None	None	None	None(2)	1.00%(3)
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.15%	1.15%	1.15%	1.15%	1.10%	1.10%	1.10%
Distribution (12b-1) Fees	0.25%	0.75%	0.25%	None	None	0.25%	0.75%
Other Expenses(4)(5)	~~0.46~~0.55%	~~0.51~~0.60%	~~0.41~~0.51%	~~0.31~~0.39%
Administrative Services Plan Fees					0.05%	0.20%	0.25%
Other Operating Expenses					0.09%	0.09%	0.09%
Acquired Fund Fees and Expenses	0.06%(6)	0.06%(6)	0.06%(6)	0.06%(6)	0.06%(7)	0.06%(7)	0.06%(7)
Total Annual Fund Operating Expenses	~~1.92~~2.01%	~~2.47~~2.56%	~~1.87~~1.97%	~~1.52~~1.60%	1.30%	1.70%	2.25%

*Investor Class shares of the Existing Fund will be exchanged for A Class Shares of the New Fund, however, as described in the “Sales Charges” section below, the front-end sales charge will be waived on Investor Class shares of the Existing Fund exchanged for A Class Shares in connection with the Reorganization.

(1)	Class C shares of the Existing Fund may be subject to a 1.00% CDSC if shares of the Existing Fund are held less than 1 year.
(2)	A Class Shares purchases of the New Fund of $250,000 or more may be subject to a 1.00% CDSC if redeemed within 18 months of purchase.
(3)	C Class Shares of the New Fund may be subject to a 1.00% CDSC if shares of the New Fund are redeemed within 12 months of purchase.
(4)	“Other Expenses” are based on estimated amounts for the current fiscal year.
(5)	The Existing Fund does not itemize “Other Expenses.” “Other Expenses” include expenses related specifically to each class, such as shareholder services fees
(6)	Acquired Fund Fees and Expenses of the Existing Fund are based on actual amounts for the prior fiscal year.
(7)	Acquired Fund Fees and Expenses of the New Fund are based on estimated amounts for the current fiscal year.

^ The title of this item for the Existing Fund is “Maximum Deferred Sales Charge for shares held less than 1 year (as a percentage of the lesser of original purchase price or redemption proceeds).”

Westwood Salient MLP & Energy Infrastructure Fund – Institutional Shares, A Class Shares, C Class Shares

The table~~s~~ below describes the fees and expenses you may pay if you buy, hold, and sell shares of the Existing Fund (Salient MLP & Energy Infrastructure Fund) and the pro forma fees and expenses that you will pay if you buy, hold and sell shares of the New Fund after giving effect to the Reorganization. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and Examples below. You may qualify for sales charge discounts on A Class Shares of the New Fund if you and your family invest, or agree to invest in the future, at least $50,000 in the New Fund. You may qualify for sales charge discounts on Class A shares of the Existing Fund if you and your family invest, or agree to invest in the future, at least $50,000 in one or more of the Existing Funds. This amount may vary depending on the Existing Fund in which you invest. More information about these and other discounts is available from your financial professional and in the “Purchasing, Selling and Exchanging Shares” section of the New Fund’s prospectus and “Additional Services and Programs” section of the New Fund’s SAI with respect to the New Fund, and in the “Purchasing Shares” section of the Existing Fund’s prospectus and “Additional Services and Programs” section of the Existing Fund’s SAI.

	Existing Fund			New Fund
Shareholder Fees (Fees Paid Directly From Your Investment)
	Class A	Class C	Class I	Institutional Shares	A Class Shares	C Class Shares
Maximum Front-End Sales Charge (load) on Purchases (as a percentage of purchase price)	5.50%	None	None	None	3.00%	None
14

Maximum Deferred Sales Charge (load) (as a percentage of the lesser of original purchase price or redemption proceeds)^	1.00(1)	1.00%(1)	None	None	None(2)	1.00%(3)
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.95%	0.95%	0.95%	0.90%	0.90%	0.90%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	None	None	0.25%	1.00%
Other Expenses(4)(5)	~~0.35~~0.28%	~~0.35~~0.30%	~~0.35~~0.30%
Administrative Services Plan Fees				0.10%	0.10%	0.10%
Other Operating Expenses				0.07%	0.07%	0.07%
Total Annual Fund Operating Expenses	~~1.55~~1.48%	~~2.30~~2.25%	~~1.30~~1.25%	1.07%	1.32%	2.07%
(1)	Class A shares of the Existing Fund are available with no front-end sales charge on investments of $1 million or more. Brokers that initiate and are responsible for purchases of $1 million or more may receive a sales commission of up to 1.00% of the offering price of Class A shares. As a result, Class A shares that were not subject to a front-end sales charge, but for which a commission or finder’s fee was paid, may be subject to a CDSC of 1.00% if such Class A shares are sold within twelve months of purchase. In addition, while Class C shares of the Existing Fund are offered at NAV, without any initial sales charge, a 1.00% CDSC may be charged on any Class C shares upon which a finder’s fee has been paid that are sold within twelve months of purchase.
(2)	A Class Shares purchases of the New Fund of $250,000 or more may be subject to a 1.00% CDSC if redeemed within 18 months of purchase.
(3)	C Class Shares of the New fund may be subject to a 1.00% CDSC if redeemed within 12 months of purchase.
(4)	“Other Expenses” ~~of the New Fund~~ are based on estimated amounts for the current fiscal year.
(5)	The Existing Fund does not itemize “Other Expenses.” “Other Expenses” of the Existing Fund include expenses related specifically to each class, such as administrative services fees.

^ The title of this item for the Existing Fund is “Maximum Deferred Sales Charge (load) (as a percentage of the purchase or sale price, whichever is less).”

Westwood Salient MLP & Energy Infrastructure Fund – Ultra Shares

The table~~s~~ below describes the fees and expenses you may pay if you buy, hold, and sell shares of the Existing Fund (Salient MLP & Energy Infrastructure Fund) and the pro forma fees and expenses that you will pay if you buy, hold and sell shares of the New Fund after giving effect to the Reorganization. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below. Shares of the New Fund are available in other share classes that have different fees and expenses.

Shareholder Fees (fees paid directly from your investment)

As an investor in Ultra Shares of the New Fund, you do not pay any sales load. As an investor in Class R6 shares of the Existing Fund, you do not pay any sales load.

	Existing Fund	New Fund
Annual Fund Operating Expenses (Expenses that You May Pay Each Year as a Percentage of the Value of Your Investment)
	Class R6*	Ultra Shares
Management Fees	0.95%	0.90%
Distribution and/or Service (12b-1) Fees	None	None
Other Expenses(1)	~~0.25~~0.23%	0.07%
Total Annual Fund Operating Expenses	~~1.20~~1.18%	0.97%

*Class R6 shares of the Existing Fund will be exchanged for Ultra Shares of the New Fund.

(1) “Other Expenses” are based on estimated amounts for the current fiscal year

15

Westwood Broadmark Tactical Plus Fund

The table~~s~~ below describes the fees and expenses you may pay if you buy, hold, and sell shares of the Existing Fund (Salient Tactical Plus Fund) and the pro forma fees and expenses that you will pay if you buy, hold and sell shares of the New Fund after giving effect to the Reorganization. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and Examples below. You may qualify for sales charge discounts on A Class Shares of the New Fund if you and your family invest, or agree to invest in the future, at least $50,000 in the New Fund. You may qualify for sales charge discounts on Class A shares of the Existing Fund if you and your family invest, or agree to invest in the future, at least $50,000 in one or more of the Existing Funds. This amount may vary depending on the Existing Fund in which you invest. More information about these and other discounts is available from your financial professional and in the “Purchasing, Selling and Exchanging Shares” section of the New Fund’s prospectus and “Additional Services and Programs” section of the New Fund’s SAI with respect to the New Fund, and in the “Purchasing Shares” section of the Existing Fund’s prospectus and “Additional Services and Programs” section of the Existing Fund’s SAI.

	Existing Fund				New Fund
Shareholder Fees (Fees Paid Directly From Your Investment)
	Class A	Class C	Class I	Class F	Institutional Shares	A Class Shares	C Class Shares	F Class Shares
Maximum Front-End Sales Charge (load) on Purchases (as a percentage of purchase price)	5.50%	None	None	None	None	3.00%	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the purchase or sale price, whichever is less)	1.00(1)	1.00%(1)	None	None	None	None(2)	1.00%(3)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.45%	1.45%	1.45%	1.45%	1.40%	1.40%	1.40%	1.40%
Distribution (12b-1) Fees~	0.25%	1.00%	None	None	None	0.25%	1.00%	None
Other Expenses(4)(5)	~~0.50~~0.48%	~~0.50~~0.49%	~~0.50~~0.49%	~~0.50~~0.49%
Administrative Services Plan Fees					0.10%	0.10%	0.10%	0.10%
Other Operating Expenses					0.25%	0.25%	0.25%	0.25%
Acquired Fund Fees and Expenses	0.12%(6)	0.12%(6)	0.12%(6)	0.12%(6)	0.12%(7)	0.12%(7)	0.12%(7)	0.12%(7)
Total Annual Fund Operating Expenses	~~2.32~~2.30%	~~3.07~~3.06%	~~2.07~~2.06%	~~2.07~~2.06%	1.87%	2.12%	2.87%	1.87%
Fee Waiver and/or Expense Reimbursement	(~~0.55~~0.53)%(8)	(~~0.55~~0.54)%(8)	(~~0.55~~0.54)%(8)	(~~0.86~~0.85)%(8)	(0.40)%(9)	(0.40)%(9)	(0.40)%(9)	(0.71)%(9)
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.77%	2.52%	1.52%	1.21%	1.47%	1.72%	2.47%	1.16%

(1)	Class A shares of the Existing Fund are available with no front-end sales charge on investments of $1 million or more. Brokers that initiate and are responsible for purchases of $1 million or more may receive a sales commission of up to 1.00% of the offering price of Class A shares. As a result, Class A shares that are not subject to a front-end sales charge, but for which a commission or finder’s fee is paid, may be subject to a CDSC of 1.00% if such Class A shares are sold within twelve months of purchase. In addition, while Class C shares of the Existing Fund are offered at NAV, without any initial sales charge, a 1.00% CDSC may be charged on any Class C shares upon which a finder’s fee has been paid that are sold within twelve months of purchase.
(2)	A Class Shares purchases of the New Fund of $250,000 or more may be subject to a 1.00% CDSC if redeemed within 18 months of purchase.
(3)	C Class Shares of the New Fund may be subject to a 1.00% CDSC if redeemed within 12 months of purchase.
(4)	“Other Expenses” are based on estimated amounts for the current fiscal year.
(5)	The Existing Fund does not itemize “Other Expenses.” “Other Expenses” include expenses related specifically to each class, such as administrative services fee, transfer agent fees, state registration fees and certain printing fees.
(6)	Acquired fund fees and expenses are incurred indirectly by the Existing Fund as a result of its investing in securities issued by one or more investment companies. Please note that the Total Annual Fund Operating Expenses in the table above may not correlate to the Ratio of Expenses to Average Net Assets (which ratio does not include acquired fund fees and expenses) found within the “Financial Highlights” section of the Existing Fund’s prospectus.
(7)	Acquired fund fees and expenses of the New Fund are based on estimated amounts for the current fiscal year. ~~Please note that the Total Annual Fund Operating Expenses in the table above may not correlate to the Ratio of Expenses to Average Net Assets (which ratio does not include acquired fund fees and expenses) found within the “Financial Highlights” section of the New Fund’s prospectus.~~
16

(8)	Under an expense limitation agreement, Salient Advisors has contractually agreed to waive all or a portion of its management fees and reimburse or pay operating expenses of the Existing Fund to the extent necessary to maintain the Existing Fund’s total operating expenses at 1.65% for Class A, 2.40% for Class C, 1.40% for Class I, and 1.09% for Class F shares, excluding certain expenses, such as taxes, brokerage costs, interest and borrowing expense, short dividend expense, any acquired fund fees and expenses, litigation and extraordinary expenses. Management fee waivers are expressed in the table as a percentage of net assets. The expense limitation agreement for Class A, Class C, Class F, and Class I shares expires on April 30, 2023, unless renewed by agreement of the Existing Fund and Salient Advisors based upon a determination doing so would be appropriate under the prevailing circumstances. The expense limitation agreement may not be terminated by the Existing Fund’s investment advisor prior to April 30, 2023 and may only be modified or terminated by a majority vote of the Independent Trustees. Salient Advisors is permitted to recover expenses attributable to the Existing Fund or a class thereof that Salient Advisors has borne (whether through reduction of its management fee or otherwise) in later periods to the extent that the expenses for a class of shares fall below the annual rate in effect at the time of the actual waiver/reimbursement. Under the expense limitation agreement, the Existing Fund will not reimburse such expenses beyond three years from the end of such year in which Salient Advisors waived a fee or reimbursed an expense. Any such recovery by Salient Advisors will not cause a class to exceed the annual limitation rate in effect at the time of the actual waiver/reimbursement.

(9) The New Fund’s investment advisor, Salient Advisors, has contractually agreed to reduce fees and reimburse expenses in order to keep Total Annual Fund Operating Expenses (excluding interest, taxes, brokerage commissions, borrowing expenses such as dividend and interest expenses on securities sold short, Acquired Fund fees and expenses, costs to organize the New Fund, other expenditures which are capitalized in accordance with generally accepted accounting principles, and extraordinary expenses (collectively, “excluded expenses”)) from exceeding 1.35% of the New Fund’s Institutional Shares’ average daily net assets, 1.60% of the New Fund’s A Class Shares, 2.35% of the New Fund’s C Class Shares, and 1.04% of the New Fund’s F Class Shares, until April 30, 2024. In addition, Salient Advisors may receive from the New Fund the difference between the Total Annual Fund Operating Expenses (not including excluded expenses) and the expense cap to recoup all or a portion of its prior fee reductions or expense reimbursements made during the rolling three-year period preceding the date of the recoupment if at any point Total Annual Fund Operating Expenses (not including excluded expenses) are below the expense cap (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment. This fee waiver and expense reimbursement agreement may be terminated: (i) by the UMT Board, for any reason at any time; or (ii) by Salient Advisors, upon ninety (90) days' prior written notice to UMT, effective as of the close of business on April 30, 2024. This fee waiver and expense reimbursement agreement will terminate automatically if the New Fund’s investment advisory agreement with Salient Advisors is terminated.

~ The title of this item for the Existing Fund is “Distribution and/or Service (12b 1) Fees.”

17

Appendix B

Salient Global Real Estate Fund (a series of the Forward Funds)	Westwood Salient Global Real Estate Fund (a series of UMT)	Differences
Equity Securities Risk – The risks associated with investing in equity securities of companies include the financial and operational risks faced by individual companies, the risk that the stock markets, sectors and industries in which the Fund invests may experience periods of turbulence and instability, and the general risk that domestic and global economies may go through periods of decline and cyclical change.	Equity Securities Risk – The risks associated with investing in equity securities of companies include the financial and operational risks faced by individual companies, the risk that the stock markets, sectors and industries in which the Fund invests may experience periods of turbulence and instability, and the general risk that domestic and global economies may go through periods of decline and cyclical change.	No differences.
Real Estate Securities and REITs Risk - The Fund is subject to risks related to investment in real estate investment trusts or “REITs,” including fluctuations in the value of underlying properties, defaults by borrowers or tenants, lack of diversification, heavy cash flow dependency, self-liquidation, and potential failure to qualify for tax-free pass through of income and exemption from registration as an investment company. In addition, the Fund’s investment in REITs is subject to the risks associated with the direct ownership of real estate, including fluctuations in value due to general and local economic conditions, increases in property taxes and operating expenses, changes in zoning laws, casualty or condemnation losses, regulatory limitations on rents, changes in neighborhood values, changes in the appeal of properties to tenants, increases in interest rates and defaults by borrowers or tenants. Recently issued proposed regulations make available to Fund shareholders, on a pass-through basis, the same tax deduction based on dividends received from REITs that is available to individuals who invest directly in REITs.	Real Estate Securities and REITs Risk - The Fund is subject to risks related to investment in real estate investment trusts or “REITs,” including fluctuations in the value of underlying properties, defaults by borrowers or tenants, lack of diversification, heavy cash flow dependency, self-liquidation, and potential failure to qualify for tax-free pass through of income and exemption from registration as an investment company. In addition, the Fund’s investment in REITs is subject to the risks associated with the direct ownership of real estate, including fluctuations in value due to general and local economic conditions, increases in property taxes and operating expenses, changes in zoning laws, casualty or condemnation losses, regulatory limitations on rents, changes in neighborhood values, changes in the appeal of properties to tenants, increases in interest rates and defaults by borrowers or tenants. Treasury Regulations make available to Fund shareholders, on a pass-through basis, the same tax deduction for qualified business income based on dividends received from REITs that is available to individuals who invest directly in REITs.	No material differences
18

Foreign Securities Risk - Foreign investments often involve special risks not present in U.S. investments that can increase the chances that the Fund will lose money. These risks include:

• The Fund generally holds its foreign securities and cash in foreign banks and securities depositories, which may be recently organized or new to the foreign custody business and may be subject to only limited or no regulatory oversight.

• Changes in foreign currency exchange rates can affect the value of the Fund’s portfolio.

• Political and economic developments may also adversely impact the value of foreign securities.

• The economies of certain foreign markets may not compare favorably with the economy of the United States with respect to such issues as growth of gross national product, reinvestment of capital, resources and balance of payments position.

• The governments of certain countries may prohibit or impose substantial restrictions on foreign investments in their capital markets or in certain industries.

• Many foreign governments do not supervise and regulate stock exchanges, brokers and the sale of securities to the same extent as does the United States and may not have laws to protect investors that are comparable to U.S. securities laws.

• Settlement and clearance procedures in certain foreign markets may result in delays in payment for or delivery of securities not typically associated with settlement and clearance of U.S. investments.

Foreign Securities Risk - Foreign investments often involve special risks not present in U.S. investments that can increase the chances that the Fund will lose money. These risks include:

• The Fund generally holds its foreign securities and cash in foreign banks and securities depositories, which may be recently organized or new to the foreign custody business and may be subject to only limited or no regulatory oversight.

• Changes in foreign currency exchange rates can affect the value of the Fund’s portfolio.

• Political and economic developments may also adversely impact the value of foreign securities.

• The economies of certain foreign markets may not compare favorably with the economy of the United States with respect to such issues as growth of gross national product, reinvestment of capital, resources and balance of payments position.

• The governments of certain countries may prohibit or impose substantial restrictions on foreign investments in their capital markets or in certain industries.

• Many foreign governments do not supervise and regulate stock exchanges, brokers and the sale of securities to the same extent as does the United States and may not have laws to protect investors that are comparable to U.S. securities laws.

• Settlement and clearance procedures in certain foreign markets may result in delays in payment for or delivery of securities not typically associated with settlement and clearance of U.S. investments.

No differences.
Manager Risk – If the Fund’s portfolio managers make poor investment decisions, it will negatively affect the Fund’s investment performance.	Manager Risk – If the Fund’s portfolio managers make poor investment decisions, it will negatively affect the Fund’s investment performance.	No differences.

Market Events Risk – Events in the U.S. and global financial markets, including actions taken by the U.S. Federal Reserve or foreign central banks to stimulate or stabilize economic growth, may at times, and for varying periods of time, result in unusually high market volatility, which could negatively impact the Fund’s performance and cause the Fund to experience illiquidity, shareholder redemptions, or other potentially adverse effects. Reduced liquidity in credit and fixed-income markets could negatively affect issuers worldwide. Banks and financial services companies could suffer losses if interest rates rise or economic conditions deteriorate.

	Market Events Risk – Events in the U.S. and global financial markets, including actions taken by the U.S. Federal Reserve or foreign central banks to stimulate or stabilize economic growth, may at times, and for varying periods of time, result in unusually high market volatility, which could negatively impact the Fund’s performance and cause the Fund to experience illiquidity, shareholder redemptions, or other potentially adverse effects. Reduced liquidity in credit and fixed-income markets could negatively affect issuers worldwide. Banks and financial services companies could suffer losses if interest rates rise or economic conditions deteriorate.	No differences.

Overseas Exchanges Risk – The Fund may engage in transactions on a number of overseas stock exchanges, which may pose increased risk to the Fund and result in delays in obtaining accurate information on the value of securities. In addition, the Fund may engage in transactions in the stock markets of emerging market countries, which in general have stock markets that are less liquid, smaller and less regulated than many of the developed country stock markets.

	Overseas Exchanges Risk – The Fund may engage in transactions on a number of overseas stock exchanges, which may pose increased risk to the Fund and result in delays in obtaining accurate information on the value of securities. In addition, the Fund may engage in transactions in the stock markets of emerging market countries, which in general have stock markets that are less liquid, smaller and less regulated than many of the developed country stock markets.	No differences.
19

Borrowing Risk – Borrowing for investment purposes creates leverage, which will exaggerate the effect of any increase or decrease in the market price of securities in the Fund’s portfolio on the Fund’s net asset value and, therefore, may increase the volatility of the Fund. Money borrowed will be subject to interest and other costs (that may include commitment fees and/or the cost of maintaining minimum average balances). These costs may exceed the gain on securities purchased with borrowed funds. Increased operating costs, including the financing cost associated with any leverage, may reduce the Fund’s total return. Unless the income and capital appreciation, if any, on securities acquired with borrowed funds exceed the cost of borrowing, the use of leverage will diminish the investment performance of the Fund.	Borrowing Risk - Borrowing for investment purposes creates leverage, which will exaggerate the effect of any increase or decrease in the market price of securities in the Fund’s portfolio on the Fund’s net asset value and, therefore, may increase the volatility of the Fund. Money borrowed will be subject to interest and other costs (that may include commitment fees and/or the cost of maintaining minimum average balances). These costs may exceed the gain on securities purchased with borrowed funds. Increased operating costs, including the financing cost associated with any leverage, may reduce the Fund’s total return. Unless the income and capital appreciation, if any, on securities acquired with borrowed funds exceed the cost of borrowing, the use of leverage will diminish the investment performance of the Fund.	No differences.
Concentration Risk – The Fund concentrates its investments in issuers of the real estate industry to the extent permitted by applicable regulatory guidance. There is a risk that those issuers (or industry sector) will perform poorly and negatively impact the Fund. Concentration risk results from maintaining exposure (long or short) to issuers conducting business in a specific industry. The risk of concentrating investments in a limited number of issuers in a particular industry is that the Fund will be more susceptible to market, economic, political, regulatory, and other conditions and risks associated with that industry than a fund that does not concentrate its investments and invests more broadly across industries and sectors.

Concentration Risk – The Fund concentrates its investments in issuers of the real estate industry to the extent permitted by applicable regulatory guidance. There is a risk that those issuers (or industry sector) will perform poorly and negatively impact the Fund. Concentration risk results from maintaining exposure (long or short) to issuers conducting business in a specific industry. The risk of concentrating investments in a limited number of issuers in a particular industry is that the Fund will be more susceptible to market, economic, political, regulatory, and other conditions and risks associated with that industry than a fund that does not concentrate its investments and invests more broadly across industries and sectors.

No differences.

Counterparty Risk – In general, a derivative contract typically involves leverage, i.e., it provides exposure to potential gain or loss from a change in the level of the market price of a security, currency or commodity (or a basket or index) in a notional amount that exceeds the amount of cash or assets required to establish or maintain the derivative contract. Many of these derivative contracts will be privately negotiated in the over-the-counter market. These contracts also involve exposure to credit risk, since contract performance depends in part on the financial condition of the counterparty. If a privately negotiated over-the-counter contract calls for payments by a Fund, the Fund must be prepared to make such payments when due. In addition, if a counterparty’s creditworthiness declines, a Fund may not receive payments owed under the contract, or such payments may be delayed under such circumstances and the value of agreements with such counterparty can be expected to decline, potentially resulting in losses by the Fund.

	Counterparty Risk – In general, a derivative contract typically involves leverage, i.e., it provides exposure to potential gain or loss from a change in the level of the market price of a security, currency or commodity (or a basket or index) in a notional amount that exceeds the amount of cash or assets required to establish or maintain the derivative contract. Many of these derivative contracts will be privately negotiated in the over-the-counter (“OTC”) market. These contracts also involve exposure to credit risk, since contract performance depends in part on the financial condition of the counterparty. If a privately negotiated OTC contract calls for payments by a Fund, the Fund must be prepared to make such payments when due. In addition, if a counterparty’s creditworthiness declines, a Fund may not receive payments owed under the contract, or such payments may be delayed under such circumstances and the value of agreements with such counterparty can be expected to decline, potentially resulting in losses by the Fund.	No differences.
20

Currency Risk – The risk that changes in currency exchange rates will negatively affect securities denominated in, and/or receiving revenues in, foreign currencies, including foreign exchange forward contracts and other currency-related futures contracts. The liquidity and trading value of foreign currencies could be affected by global economic factors, such as inflation, interest rate levels, and trade balances among countries, as well as the actions of sovereign governments. Adverse changes in currency exchange rates (relative to the U.S. dollar) may erode or reverse any potential gains from the Fund’s investments in securities denominated in a foreign currency or may widen existing losses. The Fund’s net currency positions may expose it to risks independent of its securities positions.

Currency Risk - The risk that changes in currency exchange rates will negatively affect securities denominated in, and/or receiving revenues in, foreign currencies, including foreign exchange forward contracts and other currency-related futures contracts. The liquidity and trading value of foreign currencies could be affected by global economic factors, such as inflation, interest rate levels, and trade balances among countries, as well as the actions of sovereign governments. Adverse changes in currency exchange rates (relative to the U.S. dollar) may erode or reverse any potential gains from the Fund’s investments in securities denominated in a foreign currency or may widen existing losses. The Fund’s net currency positions may expose it to risks independent of its securities positions.

No differences.
21

Debt Instruments Risk - Debt instruments are generally subject to credit risk and interest rate risk. Credit risk refers to the possibility that the issuer of a security will be unable to make interest payments and/or repay the principal on its debt. Interest rate risk refers to fluctuations in the value of a fixed-income security resulting from changes in the general level of interest rates. When the general level of interest rates goes up, the prices of most fixed-income securities go down. When the general level of interest rates goes down, the prices of most fixed-income securities go up. Derivatives related to debt instruments may be exposed to similar risks for individual securities, groups of securities or indices tracking multiple securities or markets. Both debt securities and debt-related derivative instruments may be exposed to one or more of the following risks:

•Credit Risk: Credit risk refers to the possibility that the issuer of the security will not be able to make principal and interest payments when due. Changes in an issuer’s credit rating or the market’s perception of an issuer’s creditworthiness may also affect the value of the Fund’s investment in that issuer. The degree of credit risk depends on both the financial condition of the issuer and the terms of the obligation. Securities rated by the rating agencies in the four highest categories (Fitch, Inc. (“Fitch”) (AAA, AA, A and BBB) or Moody’s Investors Service, Inc. (“Moody’s”) (Aaa, Aa, A and Baa)) are considered investment grade, but they may also have some speculative characteristics, meaning that they carry more risk than higher rated securities and may have problems making principal and interest payments in difficult economic climates. Investment grade ratings do not guarantee that bonds will not lose value.

• Extension Risk: Extension risk is the risk that, when interest rates rise, certain obligations will be paid off by the issuer (or obligor) more slowly than anticipated, causing the value of these securities to fall. Rising interest rates tend to extend the duration of securities, making them more sensitive to changes in interest rates. The value of longer-term securities generally changes more in response to changes in interest rates than shorter-term securities. As a result, in a period of rising interest rates, securities may exhibit additional volatility and may lose value.

• Interest Rate Risk: The yields for certain securities are susceptible in the short-term to fluctuations in interest rates, and the prices of such securities may decline when interest rates rise. Interest rate risk in general is the risk that prices of fixed income securities generally increase when interest rates decline and decrease when interest rates increase. The Fund may decline in value or suffer losses if short term or long term interest rates rise sharply or otherwise change in a manner not anticipated by the Advisor.

• Prepayment Risk: Prepayment risk is the risk that certain debt securities with high interest rates will be prepaid by the issuer before they mature. When interest rates fall, certain obligations will be paid off by the obligor more quickly than originally anticipated, and an investor may have to invest the proceeds in securities with lower yields. In periods of falling interest rates, the rate of prepayments tends to increase (as does price fluctuation) as borrowers are motivated to pay off debt and refinance at new lower rates. During such periods, reinvestment of the prepayment proceeds by the management team will generally be at lower rates of return than the return on the assets that were prepaid. Prepayment reduces the yield to maturity and the average life of the security.

	N/A	The New Fund removed Debt Instruments Risk from its principal risks since the Existing Fund is currently not investing in debt instruments as a principal investment strategy. Notwithstanding, Westwood intends to manage and invest the New Fund in a manner substantially similar to the Existing Fund
Depositary Receipts Risk - Investments in depositary receipts involve risks similar to those accompanying direct investments in foreign securities. In addition, there is risk involved in investing in unsponsored depositary receipts, as there may be less information available about the underlying issuer than there is about an issuer of sponsored depositary receipts and the prices of unsponsored depositary receipts may be more volatile than those of sponsored depositary receipts.	Depositary Receipts Risk - Investments in depositary receipts involve risks similar to those accompanying direct investments in foreign securities. In addition, there is risk involved in investing in unsponsored depositary receipts, as there may be less information available about the underlying issuer than there is about an issuer of sponsored depositary receipts and the prices of unsponsored depositary receipts may be more volatile than those of sponsored depositary receipts.	No differences.
22

Derivatives Risk - The market value of the derivative instruments in which the Fund may invest, including options, futures contracts, forward currency contracts, swap agreements and other similar instruments, may be more volatile than that of other instruments. A Fund’s use of derivative instruments involves risks different from, and possibly greater than, the risks associated with investing directly in securities and other more traditional investments, and certain derivatives may create a risk of loss greater than the amount invested. There can be no assurance given that each derivative position will perform as expected, or that a particular derivative position will be available when sought by the portfolio manager. A Fund’s use of derivative instruments to obtain short exposures may result in greater volatility because losses are potentially unlimited. In addition there can be no assurance given that any derivatives strategy will succeed and the Fund may lose money as a result of its use of derivative instruments. Changes in regulation relating to a mutual fund’s use of derivatives and related instruments could potentially limit or impact the Fund’s ability to invest in derivatives, limit the Fund’s ability to employ certain strategies that use derivatives and adversely affect the value or performance of derivatives and the Fund.	N/A	The New Fund removed Derivatives Risk from its principal risks since the Existing Fund is currently not using derivatives as part of its principal investment strategy. Notwithstanding, Westwood intends to manage and invest the New Fund in a manner substantially similar to the Existing Fund.
Emerging Market and Frontier Market Risk - Emerging market and frontier market securities present greater investment risks than investing in the securities of companies in developed markets. These risks include a greater likelihood of economic, political or social instability, less liquid and more volatile stock markets, foreign exchange controls, a lack of government regulation and different legal systems, and immature economic structures.	Emerging Market and Frontier Market Risk - Emerging market and frontier market securities present greater investment risks than investing in the securities of companies in developed markets. These risks include a greater likelihood of economic, political or social instability, less liquid and more volatile stock markets, foreign exchange controls, a lack of government regulation and different legal systems, and immature economic structures.	No differences.
23

Exchange-Traded Funds (“ETFs”) Risk - Because the Fund invests in ETFs and in options on ETFs, the Fund is exposed to the risks associated with the securities and other investments held by such ETFs. The value of any investment in an ETF will fluctuate according to the performance of that ETF. In addition, the Fund will indirectly bear a proportionate share of expenses, including any management fees, paid by each ETF in which the Fund invests. Such expenses are in addition to the operating expenses of the Fund, which are borne directly by shareholders of the Fund. Further, individual shares of an ETF may be purchased and sold only on a national securities exchange through a broker-dealer. Lack of liquidity in an ETF could result in the ETF being more volatile than its underlying securities. The price of such shares is based on market price, and because ETF shares trade at market prices rather than net asset value (“NAV”), shares may trade at a price greater than NAV (a premium) or less than NAV (a discount). The market price of an ETF’s shares, like the price of any exchange-traded security, includes a “bid-ask spread” charged by the exchange specialists, market makers or other participants that trade the particular security. The bid-ask spread often increases significantly during times of market disruption, which means that, to the extent that the Fund invests directly in an ETF, the shares of that ETF may trade at a greater discount at a time when the Fund wishes to sell its shares.	Exchange-Traded Funds (“ETFs”) Risk - Because the Fund invests in ETFs and in options on ETFs, the Fund is exposed to the risks associated with the securities and other investments held by such ETFs. The value of any investment in an ETF will fluctuate according to the performance of that ETF. In addition, the Fund will indirectly bear a proportionate share of expenses, including any management fees, paid by each ETF in which the Fund invests. Such expenses are in addition to the operating expenses of the Fund, which are borne directly by shareholders of the Fund. Further, individual shares of an ETF may be purchased and sold only on a national securities exchange through a broker-dealer. Lack of liquidity in an ETF could result in the ETF being more volatile than its underlying securities. The price of such shares is based on market price, and because ETF shares trade at market prices rather than net asset value (“NAV”), shares may trade at a price greater than NAV (a premium) or less than NAV (a discount). The market price of an ETF’s shares, like the price of any exchange-traded security, includes a “bid-ask spread” charged by the exchange specialists, market makers or other participants that trade the particular security. The bid-ask spread often increases significantly during times of market disruption, which means that, to the extent that the Fund invests directly in an ETF, the shares of that ETF may trade at a greater discount at a time when the Fund wishes to sell its shares. Under the Investment Company Act of 1940, as amended (the “1940 Act”), the Fund is subject to restrictions that may limit the amount of any particular ETF that the Fund may own. However, the Fund may invest in accordance with Rule 12d1-4 under the 1940 Act, which permits funds to invest in shares of ETFs beyond the limitations otherwise imposed by the 1940 Act, subject to certain conditions. To the extent the Fund relies on Rule 12d1-4 to invest in ETFs, the risks described above may be greater than if the Fund limited its investment in an ETF in accordance with the limitations imposed by the 1940 Act without relying on Rule 12d1-4.	No material differences.
Hedging Risk - The Fund’s hedging activities, although designed to help offset negative movements in the markets for the Fund’s investments, will not always be successful. Moreover, hedging can cause the Fund to lose money and can reduce the opportunity for gain.	Hedging Risk - The Fund’s hedging activities, although designed to help offset negative movements in the markets for the Fund’s investments, will not always be successful. Moreover, hedging can cause the Fund to lose money and can reduce the opportunity for gain.	No differences.
Leverage Risk - If the Fund makes investments in futures contracts, forward currency contracts and other derivative instruments, the futures contracts and certain other derivatives provide the economic effect of financial leverage by creating additional investment exposure, as well as the potential for greater loss. If the Fund uses leverage through activities such as borrowing, entering into short sales, purchasing securities on margin or on a “when-issued” basis or purchasing derivative instruments in an effort to increase its returns, the Fund has the risk of magnified capital losses that occur when losses affect an asset base, enlarged by borrowings or the creation of liabilities, that exceeds the net assets of the Fund. The net asset value of the Fund when employing leverage will be more volatile and sensitive to market movements. Leverage may involve the creation of a liability that requires the Fund to pay interest.	~~Leverage Risk - If the Fund makes investments in futures contracts, forward currency contracts and other derivative instruments, the futures contracts and certain other derivatives provide the economic effect of financial leverage by creating additional investment exposure, as well as the potential for greater loss. If the Fund uses leverage through activities such as borrowing, entering into short sales, purchasing securities on margin or on a “when-issued” basis or purchasing derivative instruments in an effort to increase its returns, the Fund has the risk of magnified capital losses that occur when losses affect an asset base, enlarged by borrowings or the creation of liabilities, that exceeds the net assets of the Fund. The net asset value of the Fund when employing leverage will be more volatile and sensitive to market movements. Leverage may involve the creation of a liability that requires the Fund to pay interest.~~N/A	~~No differences~~The New Fund removed Leverage Risk from its principal risks since the Existing Fund is currently not using leverage as part of its principal investment strategy. Notwithstanding, Westwood intends to manage and invest the New Fund in a manner substantially similar to the Existing Fund.
Liquidity Risk - Certain securities may trade less frequently than those of larger companies due to their smaller capitalizations. In the event certain securities experience limited trading volumes, the prices may display abrupt or erratic movements at times. Additionally, it may be more difficult for the Fund to buy and sell significant amounts of such securities without an unfavorable impact on prevailing market prices. As a result, these securities may be difficult to dispose of at a fair price at the times when the Advisor believes it is desirable to do so. The Fund’s investment in securities that are less actively traded or over time experience decreased trading volume may restrict its ability to take advantage of other market opportunities or to dispose of securities. This also may affect adversely the Fund’s ability to make dividend distributions.	Liquidity Risk - Certain securities may trade less frequently than those of larger companies due to their smaller capitalizations. In the event certain securities experience limited trading volumes, the prices may display abrupt or erratic movements at times. Additionally, it may be more difficult for the Fund to buy and sell significant amounts of such securities without an unfavorable impact on prevailing market prices. As a result, these securities may be difficult to dispose of at a fair price at the times when the Advisor believes it is desirable to do so. The Fund’s investment in securities that are less actively traded or over time experience decreased trading volume may restrict its ability to take advantage of other market opportunities or to dispose of securities. This also may affect adversely the Fund’s ability to make dividend distributions.	No differences.
24

Market Risk - Market risk is the risk that the markets on which the Fund’s investments trade will increase or decrease in value. Prices may fluctuate widely over short or extended periods in response to company, market or economic news. Markets also tend to move in cycles, with periods of rising and falling prices. If there is a general decline in the securities and other markets, your investment in the Fund may lose value, regardless of the individual results of the securities and other instruments in which the Fund invests.	Market Risk - Market risk is the risk that the markets on which the Fund’s investments trade will increase or decrease in value. Prices may fluctuate widely over short or extended periods in response to company, market or economic news. Markets also tend to move in cycles, with periods of rising and falling prices. If there is a general decline in the securities and other markets, your investment in the Fund may lose value, regardless of the individual results of the securities and other instruments in which the Fund invests.	No differences.
Mortgage-Related and Other Asset-Backed Securities Risk - Rising interest rates tend to extend the duration of mortgage-related securities, making them more sensitive to changes in interest rates. As a result, in a period of rising interest rates, the Fund may exhibit additional volatility (i.e., extension risk). In addition, when interest rates decline, borrowers may pay off their mortgages sooner than expected. This can reduce the returns of the Fund because the Fund will have to reinvest that money at the lower prevailing interest rates (i.e., prepayment risk). The Fund’s investments in asset-backed securities are subject to risks similar to those associated with mortgage-related securities, as well as additional risks associated with the nature of the assets and the servicing of those assets. Asset-backed securities present credit risks that are not presented by mortgage-backed securities because asset-backed securities generally do not have the benefit of a security interest in collateral that is comparable in quality to mortgage assets. If the issuer of an asset-backed security defaults on its payment obligations, there is the possibility that, in some cases, the Fund will be unable to possess and sell the underlying collateral and that the Fund’s recoveries on repossessed collateral may not be available to support payments on the security. In the event of a default, the Fund may suffer a loss if it cannot sell collateral quickly and receive the amount it is owed.	Mortgage-Related and Other Asset-Backed Securities Risk - Rising interest rates tend to extend the duration of mortgage-related securities, making them more sensitive to changes in interest rates. As a result, in a period of rising interest rates, the Fund may exhibit additional volatility (i.e., extension risk). In addition, when interest rates decline, borrowers may pay off their mortgages sooner than expected. This can reduce the returns of the Fund because the Fund will have to reinvest that money at the lower prevailing interest rates (i.e., prepayment risk). The Fund’s investments in asset-backed securities are subject to risks similar to those associated with mortgage-related securities, as well as additional risks associated with the nature of the assets and the servicing of those assets. Asset-backed securities present credit risks that are not presented by mortgage-backed securities because asset-backed securities generally do not have the benefit of a security interest in collateral that is comparable in quality to mortgage assets. If the issuer of an asset-backed security defaults on its payment obligations, there is the possibility that, in some cases, the Fund will be unable to possess and sell the underlying collateral and that the Fund’s recoveries on repossessed collateral may not be available to support payments on the security. In the event of a default, the Fund may suffer a loss if it cannot sell collateral quickly and receive the amount it is owed.	No differences.
Portfolio Turnover Risk - The Fund is generally expected to engage in frequent and active trading of portfolio securities to achieve its investment objective. A higher turnover rate (100% or more) will involve correspondingly greater transaction costs, which will be borne directly by the Fund, may have an adverse impact on performance, and may increase the potential for more taxable distributions being paid to shareholders, including short-term capital gains that are taxed at ordinary income rates. To the extent a Fund engages in short sales (which are not included in calculating the portfolio turnover rate), the transaction costs incurred by a Fund are likely to be greater than the transaction costs incurred by a mutual fund that does not take short positions and has a similar portfolio turnover rate.	Portfolio Turnover Risk - The Fund is generally expected to engage in frequent and active trading of portfolio securities to achieve its investment objective. A higher turnover rate (100% or more) will involve correspondingly greater transaction costs, which will be borne directly by the Fund, may have an adverse impact on performance, and may increase the potential for more taxable distributions being paid to shareholders, including short-term capital gains that are taxed at ordinary income rates. To the extent a Fund engages in short sales (which are not included in calculating the portfolio turnover rate), the transaction costs incurred by a Fund are likely to be greater than the transaction costs incurred by a mutual fund that does not take short positions and has a similar portfolio turnover rate.	No differences.
25

Restricted and Illiquid Securities Risk - Certain securities generally trade in lower volume and may be less liquid than securities of large established companies. If a security is illiquid, the Fund may not be able to sell the security at a time when the Advisor might wish to sell, which means that the Fund could lose money. In addition, the security could have the effect of decreasing the overall level of the Fund’s liquidity. Certain restricted securities, i.e., securities subject to legal or contractual restrictions on resale, may be treated as liquid even though they may be less liquid than registered securities traded on established secondary markets.	Restricted and Illiquid Securities Risk - Certain securities generally trade in lower volume and may be less liquid than securities of large established companies. If a security is illiquid, the Fund may not be able to sell the security at a time when the Advisor might wish to sell, which means that the Fund could lose money. In addition, the security could have the effect of decreasing the overall level of the Fund’s liquidity. Certain restricted securities, i.e., securities subject to legal or contractual restrictions on resale, may be treated as liquid even though they may be less liquid than registered securities traded on established secondary markets.	No differences.
Small and Medium Capitalization Stocks Risk - Investment in securities of smaller companies presents greater investment risks than investing in the securities of larger companies. These risks include greater price volatility, greater sensitivity to changing economic conditions, and less liquidity than the securities of larger, more mature companies.	Small and Medium Capitalization Stocks Risk - Investment in securities of smaller companies presents greater investment risks than investing in the securities of larger companies. These risks include greater price volatility, greater sensitivity to changing economic conditions, and less liquidity than the securities of larger, more mature companies.	No differences.

Salient Select Income Fund (a series of Forward Funds)	Westwood Salient Select Income Fund (a series of UMT)	Differences

Real Estate Securities and REITs Risk - The Fund is subject to risks related to investment in real estate investment trusts or “REITs,” including fluctuations in the value of underlying properties, defaults by borrowers or tenants, lack of diversification, heavy cash flow dependency, self-liquidation, and potential failure to qualify for tax-free pass through of income and exemption from registration as an investment company. In addition, the Fund’s investment in REITs is subject to the risks associated with the direct ownership of real estate, including fluctuations in value due to general and local economic conditions, increases in property taxes and operating expenses, changes in zoning laws, casualty or condemnation losses, regulatory limitations on rents, changes in neighborhood values, changes in the appeal of properties to tenants, increases in interest rates and defaults by borrowers or tenants. Recently issued proposed regulations make available to Fund shareholders, on a pass-through basis, the same tax deduction based on dividends received from REITs that is available to individuals who invest directly in REITs.

Real Estate Securities and REITs Risk - The Fund is subject to risks related to investment in real estate investment trusts or “REITs,” including fluctuations in the value of underlying properties, defaults by borrowers or tenants, lack of diversification, heavy cash flow dependency, self-liquidation, and potential failure to qualify for tax-free pass through of income and exemption from registration as an investment company. In addition, the Fund’s investment in REITs is subject to the risks associated with the direct ownership of real estate, including fluctuations in value due to general and local economic conditions, increases in property taxes and operating expenses, changes in zoning laws, casualty or condemnation losses, regulatory limitations on rents, changes in neighborhood values, changes in the appeal of properties to tenants, increases in interest rates and defaults by borrowers or tenants. Treasury Regulations make available to Fund shareholders, on a pass-through basis, the same tax deduction for qualified business income based on dividends received from REITs that is available to individuals who invest directly in REITs.

No material differences.
26

Liquidity Risk - Certain securities may trade less frequently than those of larger companies due to their smaller capitalizations. In the event certain securities experience limited trading volumes, the prices may display abrupt or erratic movements at times. Additionally, it may be more difficult for the Fund to buy and sell significant amounts of such securities without an unfavorable impact on prevailing market prices. As a result, these securities may be difficult to dispose of at a fair price at the times when the Advisor believes it is desirable to do so. The Fund’s investment in securities that are less actively traded or over time experience decreased trading volume may restrict its ability to take advantage of other market opportunities or to dispose of securities. This also may affect adversely the Fund’s ability to make dividend distributions.

Liquidity Risk - Certain securities may trade less frequently than those of larger companies due to their smaller capitalizations. In the event certain securities experience limited trading volumes, the prices may display abrupt or erratic movements at times. Additionally, it may be more difficult for the Fund to buy and sell significant amounts of such securities without an unfavorable impact on prevailing market prices. As a result, these securities may be difficult to dispose of at a fair price at the times when the Advisor believes it is desirable to do so. The Fund’s investment in securities that are less actively traded or over time experience decreased trading volume may restrict its ability to take advantage of other market opportunities or to dispose of securities. This also may affect adversely the Fund’s ability to make dividend distributions.

No differences.
Lower-Rated Debt Securities (“Junk Bonds”) Risk - Securities rated below investment grade and comparable unrated securities are often referred to as “junk bonds.” Junk bonds involve greater risks of default or downgrade and are more volatile than investment grade securities. In addition, issuers of junk bonds may be more susceptible than other issuers to economic downturns. Junk bonds are subject to the risk that the issuer may not be able to pay interest or dividends or ultimately repay principal upon maturity. Analysis of the creditworthiness of issuers of lower-rated debt securities may be more complex than for issuers of higher-rated securities, and the use of credit ratings to evaluate lower-rated securities can involve certain risks.	Lower-Rated Debt Securities (“Junk Bonds”) Risk - Securities rated below investment grade and comparable unrated securities are often referred to as “junk bonds.” Junk bonds involve greater risks of default or downgrade and are more volatile than investment grade securities. In addition, issuers of junk bonds may be more susceptible than other issuers to economic downturns. Junk bonds are subject to the risk that the issuer may not be able to pay interest or dividends or ultimately repay principal upon maturity. Analysis of the creditworthiness of issuers of lower-rated debt securities may be more complex than for issuers of higher-rated securities, and the use of credit ratings to evaluate lower-rated securities can involve certain risks.	No differences.

Equity Securities Risk - The risks associated with investing in equity securities of companies include the financial and operational risks faced by individual companies, the risk that the stock markets, sectors and industries in which the Fund invests may experience periods of turbulence and instability, and the general risk that domestic and global economies may go through periods of decline and cyclical change.

	Equity Securities Risk - The risks associated with investing in equity securities of companies include the financial and operational risks faced by individual companies, the risk that the stock markets, sectors and industries in which the Fund invests may experience periods of turbulence and instability, and the general risk that domestic and global economies may go through periods of decline and cyclical change.	No differences.
Small and Medium Capitalization Stocks Risk - Investment in securities of smaller companies presents greater investment risks than investing in the securities of larger companies. These risks include greater price volatility, greater sensitivity to changing economic conditions, and less liquidity than the securities of larger, more mature companies.	Small and Medium Capitalization Stocks Risk - Investment in securities of smaller companies presents greater investment risks than investing in the securities of larger companies. These risks include greater price volatility, greater sensitivity to changing economic conditions, and less liquidity than the securities of larger, more mature companies.	No differences.
27

Borrowing Risk - Borrowing for investment purposes creates leverage, which will exaggerate the effect of any increase or decrease in the market price of securities in the Fund’s portfolio on the Fund’s net asset value and, therefore, may increase the volatility of the Fund. Money borrowed will be subject to interest and other costs (that may include commitment fees and/or the cost of maintaining minimum average balances). These costs may exceed the gain on securities purchased with borrowed funds. Increased operating costs, including the financing cost associated with any leverage, may reduce the Fund’s total return. Unless the income and capital appreciation, if any, on securities acquired with borrowed funds exceed the cost of borrowing, the use of leverage will diminish the investment performance of the Fund.	Borrowing Risk - Borrowing for investment purposes creates leverage, which will exaggerate the effect of any increase or decrease in the market price of securities in the Fund’s portfolio on the Fund’s net asset value and, therefore, may increase the volatility of the Fund. Money borrowed will be subject to interest and other costs (that may include commitment fees and/or the cost of maintaining minimum average balances). These costs may exceed the gain on securities purchased with borrowed funds. Increased operating costs, including the financing cost associated with any leverage, may reduce the Fund’s total return. Unless the income and capital appreciation, if any, on securities acquired with borrowed funds exceed the cost of borrowing, the use of leverage will diminish the investment performance of the Fund.	No differences.

Concentration Risk – The Fund concentrates its investments in issuers of the real estate industry to the extent permitted by applicable regulatory guidance. There is a risk that those issuers (or industry sector) will perform poorly and negatively impact the Fund. Concentration risk results from maintaining exposure (long or short) to issuers conducting business in a specific industry. The risk of concentrating investments in a limited number of issuers in a particular industry is that the Fund will be more susceptible to market, economic, political, regulatory, and other conditions and risks associated with that industry than a fund that does not concentrate its investments and invests more broadly across industries and sectors.

Concentration Risk - The Fund concentrates its investments in issuers of the real estate industry to the extent permitted by applicable regulatory guidance. There is a risk that those issuers (or industry sector) will perform poorly and negatively impact the Fund. Concentration risk results from maintaining exposure (long or short) to issuers conducting business in a specific industry. The risk of concentrating investments in a limited number of issuers in a particular industry is that the Fund will be more susceptible to market, economic, political, regulatory, and other conditions and risks associated with that industry than a fund that does not concentrate its investments and invests more broadly across industries and sectors.

No differences.
Counterparty Risk - In general, a derivative contract typically involves leverage, i.e., it provides exposure to potential gain or loss from a change in the level of the market price of a security, currency or commodity (or a basket or index) in a notional amount that exceeds the amount of cash or assets required to establish or maintain the derivative contract. Many of these derivative contracts will be privately negotiated in the over-the-counter market. These contracts also involve exposure to credit risk, since contract performance depends in part on the financial condition of the counterparty. If a privately negotiated over-the-counter contract calls for payments by a Fund, the Fund must be prepared to make such payments when due. In addition, if a counterparty’s creditworthiness declines, a Fund may not receive payments owed under the contract, or such payments may be delayed under such circumstances and the value of agreements with such counterparty can be expected to decline, potentially resulting in losses by the Fund.	Counterparty Risk - In general, a derivative contract typically involves leverage, i.e., it provides exposure to potential gain or loss from a change in the level of the market price of a security, currency or commodity (or a basket or index) in a notional amount that exceeds the amount of cash or assets required to establish or maintain the derivative contract. Many of these derivative contracts will be privately negotiated in the OTC market. These contracts also involve exposure to credit risk, since contract performance depends in part on the financial condition of the counterparty. If a privately negotiated OTC contract calls for payments by the Fund, the Fund must be prepared to make such payments when due. In addition, if a counterparty’s creditworthiness declines, the Fund may not receive payments owed under the contract, or such payments may be delayed under such circumstances and the value of agreements with such counterparty can be expected to decline, potentially resulting in losses by the Fund.	No differences.
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Debt Instruments Risk - Debt instruments are generally subject to credit risk and interest rate risk. Credit risk refers to the possibility that the issuer of a security will be unable to make interest payments and/or repay the principal on its debt. Interest rate risk refers to fluctuations in the value of a fixed-income security resulting from changes in the general level of interest rates. When the general level of interest rates goes up, the prices of most fixed-income securities go down. When the general level of interest rates goes down, the prices of most fixed-income securities go up. Derivatives related to debt instruments may be exposed to similar risks for individual securities, groups of securities or indices tracking multiple securities or markets. Both debt securities and debt-related derivative instruments may be exposed to one or more of the following risks:

• Credit Risk: Credit risk refers to the possibility that the issuer of the security will not be able to make principal and interest payments when due. Changes in an issuer’s credit rating or the market’s perception of an issuer’s creditworthiness may also affect the value of the Fund’s investment in that issuer. The degree of credit risk depends on both the financial condition of the issuer and the terms of the obligation. Securities rated by the rating agencies in the four highest categories (Fitch, Inc. (“Fitch”) (AAA, AA, A and BBB) or Moody’s Investors Service, Inc. (“Moody’s”) (Aaa, Aa, A and Baa)) are considered investment grade, but they may also have some speculative characteristics, meaning that they carry more risk than higher rated securities and may have problems making principal and interest payments in difficult economic climates. Investment grade ratings do not guarantee that bonds will not lose value.

• Extension Risk: Extension risk is the risk that, when interest rates rise, certain obligations will be paid off by the issuer (or obligor) more slowly than anticipated, causing the value of these securities to fall. Rising interest rates tend to extend the duration of securities, making them more sensitive to changes in interest rates. The value of longer-term securities generally changes more in response to changes in interest rates than shorter-term securities. As a result, in a period of rising interest rates, securities may exhibit additional volatility and may lose value.

• Interest Rate Risk: The yields for certain securities are susceptible in the short-term to fluctuations in interest rates, and the prices of such securities may decline when interest rates rise. Interest rate risk in general is the risk that prices of fixed income securities generally increase when interest rates decline and decrease when interest rates increase. The Fund may decline in value or suffer losses if short term or long-term interest rates rise sharply or otherwise change in a manner not anticipated by the Advisor.

• Prepayment Risk: Prepayment risk is the risk that certain debt securities with high interest rates will be prepaid by the issuer before they mature. When interest rates fall, certain obligations will be paid off by the obligor more quickly than originally anticipated, and an investor may have to invest the proceeds in securities with lower yields. In periods of falling interest rates, the rate of prepayments tends to increase (as does price fluctuation) as borrowers are motivated to pay off debt and refinance at new lower rates. During such periods, reinvestment of the prepayment proceeds by the management team will generally be at lower rates of return than the return on the assets that were prepaid. Prepayment reduces the yield to maturity and the average life of the security.

Debt Instruments Risk: Debt instruments are generally subject to credit risk and interest rate risk. Credit risk refers to the possibility that the issuer of a security will be unable to make interest payments and/or repay the principal on its debt. Interest rate risk refers to fluctuations in the value of a fixed-income security resulting from changes in the general level of interest rates. When the general level of interest rates goes up, the prices of most fixed-income securities go down. When the general level of interest rates goes down, the prices of most fixed-income securities go up. Derivatives related to debt instruments may be exposed to similar risks for individual securities, groups of securities or indices tracking multiple securities or markets. Both debt securities and debt-related derivative instruments may be exposed to one or more of the following risks:

• Credit Risk: Credit risk refers to the possibility that the issuer of the security will not be able to make principal and interest payments when due. Changes in an issuer’s credit rating or the market’s perception of an issuer’s creditworthiness may also affect the value of the Fund’s investment in that issuer. The degree of credit risk depends on both the financial condition of the issuer and the terms of the obligation. Securities rated by the rating agencies in the four highest categories (Fitch, Inc. (“Fitch”) (AAA, AA, A, and BBB), Moody’s Investors Service, Inc. (“Moody’s”) (Aaa, Aa, A, and Baa) or S&P® Global Ratings (“S&P”) (AAA, AA, A, and BBB)) are considered investment grade, but they may also have some speculative characteristics, meaning that they carry more risk than higher rated securities and may have problems making principal and interest payments in difficult economic climates. Investment grade ratings do not guarantee that bonds will not lose value.

• Extension Risk: Extension risk is the risk that, when interest rates rise, certain obligations will be paid off by the issuer (or obligor) more slowly than anticipated, causing the value of these securities to fall. Rising interest rates tend to extend the duration of securities, making them more sensitive to changes in interest rates. The value of longer-term securities generally changes more in response to changes in interest rates than shorter-term securities. As a result, in a period of rising interest rates, securities may exhibit additional volatility and may lose value.

• Interest Rate Risk: The yields for certain securities are susceptible in the short-term to fluctuations in interest rates, and the prices of such securities may decline when interest rates rise. Interest rate risk in general is the risk that prices of fixed-income securities generally increase when interest rates decline and decrease when interest rates increase. The Fund may decline in value or suffer losses if short-term or long-term interest rates rise sharply or otherwise change in a manner not anticipated by the Advisor.

• Prepayment Risk: Prepayment risk is the risk that certain debt securities with high interest rates will be prepaid by the issuer before they mature. When interest rates fall, certain obligations will be paid off by the obligor more quickly than originally anticipated, and an investor may have to invest the proceeds in securities with lower yields. In periods of falling interest rates, the rate of prepayments tends to increase (as does price fluctuation) as borrowers are motivated to pay off debt and refinance at new lower rates. During such periods, reinvestment of the prepayment proceeds by the management team will generally be at lower rates of return than the return on the assets that were prepaid. Prepayment reduces the yield to maturity and the average life of the security.

No material differences.
Derivatives Risk - The market value of the derivative instruments in which the Fund may invest, including options, futures contracts, forward currency contracts, swap agreements and other similar instruments, may be more volatile than that of other instruments. A Fund’s use of derivative instruments involves risks different from, and possibly greater than, the risks associated with investing directly in securities and other more traditional investments, and certain derivatives may create a risk of loss greater than the amount invested. There can be no assurance given that each derivative position will perform as expected, or that a particular derivative position will be available when sought by the portfolio manager. A Fund’s use of derivative instruments to obtain short exposures may result in greater volatility because losses are potentially unlimited. In addition there can be no assurance given that any derivatives strategy will succeed and the Fund may lose money as a result of its use of derivative instruments. Changes in regulation relating to a mutual fund’s use of derivatives and related instruments could potentially limit or impact the Fund’s ability to invest in derivatives, limit the Fund’s ability to employ certain strategies that use derivatives and adversely affect the value or performance of derivatives and the Fund.

Derivatives Risk - The market value of the derivative instruments in which the Fund may invest, including options, futures contracts, forward currency contracts, swap agreements and other similar instruments, may be more volatile than that of other instruments. A Fund’s use of derivative instruments involves risks different from, and possibly greater than, the risks associated with investing directly in securities and other more traditional investments, and certain derivatives may create a risk of loss greater than the amount invested. There can be no assurance given that each derivative position will perform as expected, or that a particular derivative position will be available when sought by the portfolio manager. A Fund’s use of derivative instruments to obtain short exposures may result in greater volatility because losses are potentially unlimited. In addition there can be no assurance given that any derivatives strategy will succeed and the Fund may lose money as a result of its use of derivative instruments. Changes in regulation relating to a mutual fund’s use of derivatives and related instruments could potentially limit or impact the Fund’s ability to invest in derivatives, limit the Fund’s ability to employ certain strategies that use derivatives and adversely affect the value or performance of derivatives and the Fund.

No differences.
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Exchange-Traded Funds (“ETFs”) Risk - Because the Fund invests in ETFs and in options on ETFs, the Fund is exposed to the risks associated with the securities and other investments held by such ETFs. The value of any investment in an ETF will fluctuate according to the performance of that ETF. In addition, the Fund will indirectly bear a proportionate share of expenses, including any management fees, paid by each ETF in which the Fund invests. Such expenses are in addition to the operating expenses of the Fund, which are borne directly by shareholders of the Fund. Further, individual shares of an ETF may be purchased and sold only on a national securities exchange through a broker-dealer. Lack of liquidity in an ETF could result in the ETF being more volatile than its underlying securities. The price of such shares is based on market price, and because ETF shares trade at market prices rather than net asset value (“NAV”), shares may trade at a price greater than NAV (a premium) or less than NAV (a discount). The market price of an ETF’s shares, like the price of any exchange-traded security, includes a “bid-ask spread” charged by the exchange specialists, market makers or other participants that trade the particular security. The bid-ask spread often increases significantly during times of market disruption, which means that, to the extent that the Fund invests directly in an ETF, the shares of that ETF may trade at a greater discount at a time when the Fund wishes to sell its shares.	Exchange-Traded Funds (“ETFs”) Risk - Because the Fund invests in ETFs and in options on ETFs, the Fund is exposed to the risks associated with the securities and other investments held by such ETFs. The value of any investment in an ETF will fluctuate according to the performance of that ETF. In addition, the Fund will indirectly bear a proportionate share of expenses, including any management fees, paid by each ETF in which the Fund invests. Such expenses are in addition to the operating expenses of the Fund, which are borne directly by shareholders of the Fund. Further, individual shares of an ETF may be purchased and sold only on a national securities exchange through a broker-dealer. Lack of liquidity in an ETF could result in the ETF being more volatile than its underlying securities. The price of such shares is based on market price, and because ETF shares trade at market prices rather than net asset value (“NAV”), shares may trade at a price greater than NAV (a premium) or less than NAV (a discount). The market price of an ETF’s shares, like the price of any exchange-traded security, includes a “bid-ask spread” charged by the exchange specialists, market makers or other participants that trade the particular security. The bid-ask spread often increases significantly during times of market disruption, which means that, to the extent that the Fund invests directly in an ETF, the shares of that ETF may trade at a greater discount at a time when the Fund wishes to sell its shares. Under the Investment Company Act of 1940, as amended (the “1940 Act”), the Fund is subject to restrictions that may limit the amount of any particular ETF that the Fund may own. However, the Fund may invest in accordance with Rule 12d1-4 under the 1940 Act, which permits funds to invest in shares of ETFs beyond the limitations otherwise imposed by the 1940 Act, subject to certain conditions. To the extent the Fund relies on Rule 12d1-4 to invest in ETFs, the risks described above may be greater than if the Fund limited its investment in an ETF in accordance with the limitations imposed by the 1940 Act without relying on Rule 12d-1.	No material differences.
Hedging Risk - The Fund’s hedging activities, although designed to help offset negative movements in the markets for the Fund’s investments, will not always be successful. Moreover, hedging can cause the Fund to lose money and can reduce the opportunity for gain.	N/A	The New Fund removed Hedging Risk from its principal risks since the Existing Fund is currently not using hedging as part of its principal investment strategy. Notwithstanding, Westwood intends to manage and invest the New Fund in a manner substantially similar to the Existing Fund.
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Leverage Risk - If the Fund makes investments in futures contracts, forward currency contracts and other derivative instruments, the futures contracts and certain other derivatives provide the economic effect of financial leverage by creating additional investment exposure, as well as the potential for greater loss. If the Fund uses leverage through activities such as borrowing, entering into short sales, purchasing securities on margin or on a “when-issued” basis or purchasing derivative instruments in an effort to increase its returns, the Fund has the risk of magnified capital losses that occur when losses affect an asset base, enlarged by borrowings or the creation of liabilities, that exceeds the net assets of the Fund. The net asset value of the Fund when employing leverage will be more volatile and sensitive to market movements. Leverage may involve the creation of a liability that requires the Fund to pay interest.

	N/A	The New Fund removed Leverage Risk from its principal risks since the Existing Fund is currently not using leverage as part of its principal investment strategy. Notwithstanding, Westwood intends to manage and invest the New Fund in a manner substantially similar to the Existing Fund.
Manager Risk - If the Fund’s portfolio managers make poor investment decisions, it will negatively affect the Fund’s investment performance.	Manager Risk - If the Fund’s portfolio managers make poor investment decisions, it will negatively affect the Fund’s investment performance.	No differences.

Market Events Risk - Events in the U.S. and global financial markets, including actions taken by the U.S. Federal Reserve or foreign central banks to stimulate or stabilize economic growth, may at times, and for varying periods of time, result in unusually high market volatility, which could negatively impact the Fund’s performance and cause the Fund to experience illiquidity, shareholder redemptions, or other potentially adverse effects. Reduced liquidity in credit and fixed-income markets could negatively affect issuers worldwide. Banks and financial services companies could suffer losses if interest rates rise or economic conditions deteriorate.

	Market Events Risk - Events in the U.S. and global financial markets, including actions taken by the U.S. Federal Reserve or foreign central banks to stimulate or stabilize economic growth, may at times, and for varying periods of time, result in unusually high market volatility, which could negatively impact the Fund’s performance and cause the Fund to experience illiquidity, shareholder redemptions, or other potentially adverse effects. Reduced liquidity in credit and fixed-income markets could negatively affect issuers worldwide. Banks and financial services companies could suffer losses if interest rates rise or economic conditions deteriorate.	No differences.
Market Risk - Market risk is the risk that the markets on which the Fund’s investments trade will increase or decrease in value. Prices may fluctuate widely over short or extended periods in response to company, market or economic news. Markets also tend to move in cycles, with periods of rising and falling prices. If there is a general decline in the securities and other markets, your investment in the Fund may lose value, regardless of the individual results of the securities and other instruments in which the Fund invests.	Market Risk - Market risk is the risk that the markets on which the Fund’s investments trade will increase or decrease in value. Prices may fluctuate widely over short or extended periods in response to company, market or economic news. Markets also tend to move in cycles, with periods of rising and falling prices. If there is a general decline in the securities and other markets, your investment in the Fund may lose value, regardless of the individual results of the securities and other instruments in which the Fund invests.	No differences.

Master Limited Partnerships (“MLPs”) Risk - Investments in the debt and equity securities of MLPs involve risks that differ from investments in the debt and equity securities of corporate issuers, including risks related to limited control and limited rights to vote on matters affecting the partnership, risks related to potential conflicts of interest between the partnership and its general partner, cash flow risks, dilution risks and risks related to the general partner’s right to require unitholders to sell their common units at an undesirable time or price. The Fund and its shareholders are not eligible for a tax deduction based on income received from MLPs that is available to individuals who invest directly in MLPs.

	Master Limited Partnerships (“MLPs”) Risk - Investments in the debt and equity securities of MLPs involve risks that differ from investments in the debt and equity securities of corporate issuers, including risks related to limited control and limited rights to vote on matters affecting the partnership, risks related to potential conflicts of interest between the partnership and its general partner, cash flow risks, dilution risks and risks related to the general partner’s right to require unitholders to sell their common units at an undesirable time or price. The Fund and its shareholders are not eligible for a tax deduction based on income received from MLPs that is available to individuals who invest directly in MLPs.	No differences.
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Mortgage-Related and Other Asset-Backed Securities Risk - Rising interest rates tend to extend the duration of mortgage-related securities, making them more sensitive to changes in interest rates. As a result, in a period of rising interest rates, the Fund may exhibit additional volatility (i.e., extension risk). In addition, when interest rates decline, borrowers may pay off their mortgages sooner than expected. This can reduce the returns of the Fund because the Fund will have to reinvest that money at the lower prevailing interest rates (i.e., prepayment risk). The Fund’s investments in asset-backed securities are subject to risks similar to those associated with mortgage-related securities, as well as additional risks associated with the nature of the assets and the servicing of those assets. Asset-backed securities present credit risks that are not presented by mortgage-backed securities because asset-backed securities generally do not have the benefit of a security interest in collateral that is comparable in quality to mortgage assets. If the issuer of an asset-backed security defaults on its payment obligations, there is the possibility that, in some cases, the Fund will be unable to possess and sell the underlying collateral and that the Fund’s recoveries on repossessed collateral may not be available to support payments on the security. In the event of a default, the Fund may suffer a loss if it cannot sell collateral quickly and receive the amount it is owed.

Mortgage-Related and Other Asset-Backed Securities Risk - Rising interest rates tend to extend the duration of mortgage-related securities, making them more sensitive to changes in interest rates. As a result, in a period of rising interest rates, the Fund may exhibit additional volatility (i.e., extension risk). In addition, when interest rates decline, borrowers may pay off their mortgages sooner than expected. This can reduce the returns of the Fund because the Fund will have to reinvest that money at the lower prevailing interest rates (i.e., prepayment risk). The Fund’s investments in asset-backed securities are subject to risks similar to those associated with mortgage-related securities, as well as additional risks associated with the nature of the assets and the servicing of those assets. Asset-backed securities present credit risks that are not presented by mortgage-backed securities because asset-backed securities generally do not have the benefit of a security interest in collateral that is comparable in quality to mortgage assets. If the issuer of an asset-backed security defaults on its payment obligations, there is the possibility that, in some cases, the Fund will be unable to possess and sell the underlying collateral and that the Fund’s recoveries on repossessed collateral may not be available to support payments on the security. In the event of a default, the Fund may suffer a loss if it cannot sell collateral quickly and receive the amount it is owed.

No differences.

Restricted and Illiquid Securities Risk - Certain securities generally trade in lower volume and may be less liquid than securities of large established companies. If a security is illiquid, the Fund may not be able to sell the security at a time when the Advisor might wish to sell, which means that the Fund could lose money. In addition, the security could have the effect of decreasing the overall level of the Fund’s liquidity. Certain restricted securities, i.e., securities subject to legal or contractual restrictions on resale, may be treated as liquid even though they may be less liquid than registered securities traded on established secondary markets.

	Restricted and Illiquid Securities Risk - Certain securities generally trade in lower volume and may be less liquid than securities of large established companies. If a security is illiquid, the Fund may not be able to sell the security at a time when the Advisor might wish to sell, which means that the Fund could lose money. In addition, the security could have the effect of decreasing the overall level of the Fund’s liquidity. Certain restricted securities, i.e., securities subject to legal or contractual restrictions on resale, may be treated as liquid even though they may be less liquid than registered securities traded on established secondary markets.	No differences.
Short Sale Risk - The Fund may take a short position in a derivative instrument, such as a future, forward or swap. A short position on a derivative instrument involves the risk of a theoretically unlimited increase in the value of the underlying instrument. The Fund may also from time to time sell securities short, which involves borrowing and selling a security and covering such borrowed security through a later purchase. A short sale creates the risk of an unlimited loss, in that the price of the underlying security could theoretically increase without limit, thus increasing the cost of buying those securities to cover the short position. There can be no assurance that the securities necessary to cover a short position will be available for purchase. The Fund must set aside “cover” for short sales to comply with applicable provisions under the Investment Company Act of 1940, as amended (the “1940 Act”).	~~Short Sale Risk - The Fund may take a short position in a derivative instrument, such as a future, forward or swap. A short position on a derivative instrument involves the risk of a theoretically unlimited increase in the value of the underlying instrument. The Fund may also from time to time sell securities short, which involves borrowing and selling a security and covering such borrowed security through a later purchase. A short sale creates the risk of an unlimited loss, in that the price of the underlying security could theoretically increase without limit, thus increasing the cost of buying those securities to cover the short position. There can be no assurance that the securities necessary to cover a short position will be available for purchase. The Fund must set aside “cover” for short sales to comply with applicable U.S. Securities and Exchange Commission (the “SEC”) provisions under the 1940 Act~~N/A.	~~No material differences~~The New Fund removed Short Sale Risk from its principal risks since the Existing Fund is currently not using short positions as part of its principal investment strategy. Notwithstanding, Westwood intends to manage and invest the New Fund in a manner substantially similar to the Existing Fund.

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